Filed Pursuant to Rule 424(b)(3)
Registration No. 333-184490

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 15, 2012)

Verso Paper Holdings LLC
Verso Paper Inc.

Exchange Offer for
$345,000,000 11.75% Senior Secured Notes due 2019 and
$271,573,000 11.75% Secured Notes due 2019

        This is supplement No. 1 to the exchange offer prospectus of Verso Paper Holdings LLC and Verso Paper Inc. (collectively, the “Issuers”) dated November 15, 2012. The prospectus relates to each of the above named series of notes issued by the Issuers and the related guarantees thereof (the “Securities”) that previously have been registered with the Commission. The exchange offer related to the Securities has been registered under the Act on the registration statement bearing the File No.: 333-184490.

Recent Developments

        We have attached to this prospectus supplement the Quarterly Report on Form 10-Q of Verso Paper Holdings LLC and Verso Paper Corp. for the quarterly period ended September 30, 2012. The attached information updates and supplements, and should be read together with, the Issuers’ prospectus dated November 15, 2012, as supplemented from time to time.

        See "Risk Factors" beginning on page 22 of the prospectus for a discussion of certain risks you should consider before making an investment decision in the notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 15, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Verso Paper Corp.
(Exact name of registrant as specified in its charter)

Delaware	001-34056	75-3217389
(State of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

Verso Paper Holdings LLC
(Exact name of registrant as specified in its charter)

Delaware	333-142283	56-2597634
(State of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

6775 Lenox Center Court, Suite 400
Memphis, Tennessee 38115-4436
(Address, including zip code, of principal executive offices)

(901) 369-4100
(Registrants’ telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Verso Paper Corp.	☑ Yes ☐ No
Verso Paper Holdings LLC	☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Verso Paper Corp.	☑ Yes ☐ No
Verso Paper Holdings LLC	☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Verso Paper Corp.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Verso Paper Holdings LLC
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Verso Paper Corp.	☐ Yes ☑ No
Verso Paper Holdings LLC	☐ Yes ☑ No

As of October 31, 2012, Verso Paper Corp. had 52,896,374 outstanding shares of common stock, par value $0.01 per share, and Verso Paper Holdings LLC had one outstanding limited liability company interest.

This Form 10-Q is a combined quarterly report being filed separately by two registrants: Verso Paper Corp. and Verso Paper Holdings LLC.

Entity Names and Organization

Within our organization, Verso Paper Corp. is the ultimate parent entity and the sole member of Verso Paper Finance Holdings One LLC, which is the sole member of Verso Paper Finance Holdings LLC, which is the sole member of Verso Paper Holdings LLC.  As used in this report, the term “Verso Paper” refers to Verso Paper Corp.; the term “Verso Finance” refers to Verso Paper Finance Holdings LLC; the term “Verso Holdings” refers to Verso Paper Holdings LLC; and the term for any such entity includes its direct and indirect subsidiaries when referring to the entity’s consolidated financial condition or results.  Unless otherwise noted, references to “Verso,” “we,” “us,” and “our” refer collectively to Verso Paper and Verso Holdings.  Other than Verso Paper’s common stock transactions, Verso Finance’s debt obligation and related financing costs and interest expense, Verso Holdings’ loan to Verso Finance, and the debt obligation of Verso Holdings’ consolidated variable interest entity to Verso Finance, the assets, liabilities, income, expenses and cash flows presented for all periods represent those of Verso Holdings in all material respects.  Unless otherwise noted, the information provided pertains to both Verso Paper and Verso Holdings.

Forward-Looking Statements

In this quarterly report, all statements that are not purely historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “project,” “plan,” “estimate,” “intend,” and similar expressions.  Forward-looking statements are based on currently available business, economic, financial, and other information and reflect management’s current beliefs, expectations, and views with respect to future developments and their potential effects on us.  Actual results could vary materially depending on risks and uncertainties that may affect us and our business.  For a discussion of such risks and uncertainties, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this quarterly report and to Verso Paper’s and Verso Holdings’ other filings with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statement made in this quarterly report to reflect subsequent events or circumstances or actual outcomes.

PART I.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	VERSO PAPER		VERSO HOLDINGS
	September 30,	December 31,	September 30,	December 31,
(Dollars in thousands, except per share amounts)	2012	2011	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$10,184	$94,869	$10,129	$94,795
Accounts receivable, net	114,101	128,086	114,227	128,213
Inventories	140,985	166,876	140,985	166,876
Prepaid expenses and other assets	8,050	3,239	7,930	3,238
Total current assets	273,320	393,070	273,271	393,122
Property, plant, and equipment, net	818,716	934,699	818,716	934,699
Reforestation	12,899	13,671	12,899	13,671
Intangibles and other assets, net	87,596	80,035	110,902	102,950
Total assets	$1,192,531	$1,421,475	$1,215,788	$1,444,442

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$93,232	$109,683	$93,955	$110,589
Accrued liabilities	100,834	140,756	99,937	139,682
Current maturities of long-term debt	89,204	-	-	-
Total current liabilities	283,270	250,439	193,892	250,271
Long-term debt	1,198,614	1,262,459	1,221,919	1,201,077
Other liabilities	55,074	62,465	46,973	54,278
Total liabilities	1,536,958	1,575,363	1,462,784	1,505,626
Commitments and contingencies (Note 12)	-	-	-	-
Equity:
Preferred stock -- par value $0.01 (20,000,000 shares authorized,
no shares issued)	-	-	n/a	n/a
Common stock -- par value $0.01 (250,000,000 shares authorized with 52,951,379 shares issued and 52,896,374 outstanding
on September 30, 2012, and 52,630,965 shares issued and
52,605,314 outstanding on December 31, 2011)	530	526	n/a	n/a
Treasury stock -- at cost (55,005 shares on September 30, 2012 and
25,651 shares on December 31, 2011)	(84)	(53)	n/a	n/a
Paid-in-capital	218,731	216,485	323,378	321,110
Retained deficit	(541,498)	(342,188)	(548,268)	(353,636)
Accumulated other comprehensive loss	(22,106)	(28,658)	(22,106)	(28,658)
Total deficit	(344,427)	(153,888)	(246,996)	(61,184)
Total liabilities and equity	$1,192,531	$1,421,475	$1,215,788	$1,444,442

See notes to unaudited condensed consolidated financial statements.

VERSO PAPER CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands, except per share amounts)	2012	2011	2012	2011
Net sales	$373,004	$456,836	$1,113,561	$1,272,207
Costs and expenses:
Cost of products sold - (exclusive of depreciation, amortization,
and depletion)	301,833	375,554	962,298	1,066,562
Depreciation, amortization, and depletion	28,138	31,190	91,338	94,182
Selling, general, and administrative expenses	17,499	19,490	56,247	59,791
Restructuring and other charges	97,018	-	96,997	-
Total operating expenses	444,488	426,234	1,206,880	1,220,535
Operating income (loss)	(71,484)	30,602	(93,319)	51,672
Interest income	(3)	(12)	(7)	(79)
Interest expense	33,284	30,859	98,631	94,800
Other (income) loss, net	(21)	(44)	7,472	26,047
Loss before income taxes	(104,744)	(201)	(199,415)	(69,096)
Income tax expense (benefit)	(45)	146	(105)	144
Net loss	$(104,699)	$(347)	$(199,310)	$(69,240)

Loss per common share
Basic	$(1.98)	$(0.01)	$(3.77)	$(1.32)
Diluted	(1.98)	(0.01)	(3.77)	(1.32)
Weighted average common shares outstanding (in thousands)
Basic	52,907	52,620	52,834	52,592
Diluted	52,907	52,620	52,834	52,592

See notes to unaudited condensed consolidated financial statements.

VERSO PAPER CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Net Loss	$(104,699)	$(347)	$(199,310)	$(69,240)
Other comprehensive income (loss):
Derivative financial instruments:
Effective portion of net unrealized losses	-	(4,295)	(1,365)	(5,632)
Reclassification from accumulated other comprehensive loss to net loss	409	633	5,564	2,488
Defined benefit pension plan amortization of net loss and prior service cost	1,105	392	2,234	1,177
Other	-	3	119	6
Other comprehensive income (loss)	1,514	(3,267)	6,552	(1,961)
Comprehensive loss	$(103,185)	$(3,614)	$(192,758)	$(71,201)

See notes to unaudited condensed consolidated financial statements.

VERSO PAPER HOLDINGS LLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Net sales	$373,004	$456,836	$1,113,561	$1,272,207
Costs and expenses:
Cost of products sold - (exclusive of depreciation, amortization,
and depletion)	301,833	375,554	962,298	1,066,562
Depreciation, amortization, and depletion	28,138	31,190	91,338	94,182
Selling, general, and administrative expenses	17,499	19,489	56,196	59,739
Restructuring and other charges	97,018	-	96,997	-
Total operating expenses	444,488	426,233	1,206,829	1,220,483
Operating income (loss)	(71,484)	30,603	(93,268)	51,724
Interest income	(381)	(391)	(1,143)	(1,215)
Interest expense	32,043	29,757	94,953	91,572
Other (income) loss, net	(21)	(44)	7,472	25,896
Net income (loss)	$(103,125)	$1,281	$(194,550)	$(64,529)

See notes to unaudited condensed consolidated financial statements.

VERSO PAPER HOLDINGS LLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Net Loss	$(103,125)	$1,281	$(194,550)	$(64,529)
Other comprehensive income (loss):
Derivative financial instruments:
Effective portion of net unrealized losses	-	(4,295)	(1,365)	(5,632)
Reclassification from accumulated other comprehensive loss to net loss	409	633	5,564	2,488
Defined benefit pension plan amortization of net loss and prior service cost	1,105	392	2,234	1,177
Other	-	3	119	6
Other comprehensive income (loss)	1,514	(3,267)	6,552	(1,961)
Comprehensive loss	$(101,611)	$(1,986)	$(187,998)	$(66,490)

See notes to unaudited condensed consolidated financial statements.

VERSO PAPER CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

							Accumulated
							Other	Total
						Total	Comprehensive	Stockholders'
	Common	Common	Treasury	Treasury	Paid-in-	Retained	Income	Equity
(Dollars and shares in thousands)	Shares	Stock	Shares	Stock	Capital	Deficit	(Loss)	(Deficit)
Balance - December 31, 2010	52,467	$525	-	$-	$214,050	$(205,127)	$(16,254)	$(6,806)
Net loss	-	-	-	-	-	(69,240)	-	(69,240)
Other comprehensive loss	-	-	-	-	-	-	(1,961)	(1,961)
Common stock issued for restricted stock, net	158	1	(26)	(53)	(1)	-	-	(53)
Stock option exercise	6	-	-	-	16	-	-	16
Equity award expense	-	-	-	-	1,829	-	-	1,829
Balance - September 30, 2011	52,631	$526	(26)	$(53)	$215,894	$(274,367)	$(18,215)	$(76,215)

Balance - December 31, 2011	52,631	$526	(26)	$(53)	$216,485	$(342,188)	$(28,658)	$(153,888)
Net loss	-	-	-	-	-	(199,310)	-	(199,310)
Other comprehensive income	-	-	-	-	-	-	6,552	6,552
Common stock issued for restricted stock, net	320	4	(29)	(31)	(4)	-	-	(31)
Equity award expense	-	-	-	-	2,250	-	-	2,250
Balance - September 30, 2012	52,951	$530	(55)	$(84)	$218,731	$(541,498)	$(22,106)	$(344,427)

See notes to unaudited condensed consolidated financial statements.

VERSO PAPER HOLDINGS LLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

			Accumulated
			Other	Total
			Comprehensive	Member's
	Paid-in-	Retained	Income	Equity
(Dollars in thousands)	Capital	Deficit	(Loss)	(Deficit)
Balance - December 31, 2010	$318,690	$(231,019)	$(16,254)	$71,417
Net loss	-	(64,529)	-	(64,529)
Other comprehensive loss	-	-	(1,961)	(1,961)
Equity award expense	1,829	-	-	1,829
Balance - September 30, 2011	$320,519	$(295,548)	$(18,215)	$6,756

Balance - December 31, 2011	$321,110	$(353,636)	$(28,658)	$(61,184)
Cash distributions	-	(82)	-	(82)
Contribution from parent	18	-	-	18
Net loss	-	(194,550)	-	(194,550)
Other comprehensive income	-	-	6,552	6,552
Equity award expense	2,250	-	-	2,250
Balance - September 30, 2012	$323,378	$(548,268)	$(22,106)	$(246,996)

See notes to unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	VERSO PAPER		VERSO HOLDINGS
	Nine Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Cash Flows From Operating Activities:
Net loss	$(199,310)	$(69,240)	$(194,550)	$(64,529)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization, and depletion	91,338	94,182	91,338	94,182
Amortization of debt issuance costs	3,967	4,046	3,697	3,776
Accretion of discount on long-term debt	1,288	3,070	1,288	3,070
Loss on early extinguishment of debt, net	8,244	26,091	8,244	26,091
Loss (gain) on disposal of fixed assets	(1,406)	214	(1,406)	214
Restructuring and other charges	75,676	-	75,676	-
Equity award expense	2,250	1,829	2,250	1,829
Other - net	(1,435)	(1,001)	(1,436)	(1,001)
Changes in assets and liabilities:
Accounts receivable	13,986	(17,692)	13,986	(17,815)
Inventories	12,128	(56,933)	12,128	(56,933)
Prepaid expenses and other assets	(5,623)	(5,182)	(5,623)	(5,195)
Accounts payable	(16,935)	4,255	(17,117)	4,147
Accrued liabilities	(21,164)	(31,235)	(25,420)	(35,469)
Net cash used in operating activities	(36,996)	(47,596)	(36,945)	(47,633)
Cash Flows From Investing Activities:
Proceeds from sale of fixed assets	1,562	228	1,562	228
Transfers (to) from restricted cash, net	589	20,453	589	20,453
Capital expenditures	(46,751)	(67,831)	(46,751)	(67,831)
Net cash used in investing activities	(44,600)	(47,150)	(44,600)	(47,150)
Cash Flows From Financing Activities:
Borrowings on revolving credit facilities	107,500	-	107,500	-
Payments on revolving credit facilities	(72,500)	-	(72,500)	-
Proceeds from long-term debt	341,191	394,618	341,191	394,618
Debt issuance costs	(24,265)	(10,838)	(24,265)	(10,838)
Repayments of long-term debt	(354,984)	(389,998)	(354,984)	(389,998)
Cash distributions	-	-	(63)	-
Acquisition of treasury stock	(31)	(53)	-	-
Proceeds from issuance of common stock	-	16	-	-
Net cash used in financing activities	(3,089)	(6,255)	(3,121)	(6,218)
Change in cash and cash equivalents	(84,685)	(101,001)	(84,666)	(101,001)
Cash and cash equivalents at beginning of period	94,869	152,780	94,795	152,706
Cash and cash equivalents at end of period	$10,184	$51,779	$10,129	$51,705

See notes to unaudited condensed consolidated financial statements.

VERSO PAPER CORP. AND VERSO PAPER HOLDINGS LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2012, AND DECEMBER 31, 2011, AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

1. BACKGROUND AND BASIS OF PRESENTATION

Within our organization, Verso Paper Corp. is the ultimate parent entity and the sole member of Verso Paper Finance Holdings One LLC, which is the sole member of Verso Paper Finance Holdings LLC, which is the sole member of Verso Paper Holdings LLC.  As used in this report, the term “Verso Paper” refers to Verso Paper Corp.; the term “Verso Finance” refers to Verso Paper Finance Holdings LLC; the term “Verso Holdings” refers to Verso Paper Holdings LLC; and the term for any such entity includes its direct and indirect subsidiaries when referring to the entity’s consolidated financial condition or results.  Unless otherwise noted, references to “Verso,” “we,” “us,” and “our” refer collectively to Verso Paper and Verso Holdings.  Other than Verso Paper’s common stock transactions, Verso Finance’s debt obligation and related financing costs and interest expense, Verso Holdings’ loan to Verso Finance, and the debt obligation of Verso Holdings’ consolidated variable interest entity to Verso Finance, the assets, liabilities, income, expenses and cash flows presented for all periods represent those of Verso Holdings in all material respects.  Unless otherwise noted, the information provided pertains to both Verso Paper and Verso Holdings.

We operate in the following three market segments: coated papers; hardwood market pulp; and other, consisting of specialty papers.  Our core business platform is as a producer of coated freesheet and coated groundwood papers.  Our products are used primarily in media and marketing applications, including catalogs, magazines, and commercial printing applications such as high-end advertising brochures, annual reports, and direct-mail advertising.

This report contains the unaudited condensed consolidated financial statements of Verso Paper and Verso Holdings as of September 30, 2012, and for the three-month and nine-month periods ended September 30, 2012 and 2011. The December 31, 2011, condensed consolidated balance sheet data was derived from audited financial statements but does not include all disclosures required annually by accounting principles generally accepted in the United States of America, or “GAAP.”  In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments that are necessary for the fair presentation of Verso Paper’s and Verso Holdings’ respective financial conditions, results of operations, and cash flows for the interim periods presented.  Except as disclosed in the notes to the unaudited condensed consolidated financial statements, such adjustments are of a normal, recurring nature.  Variable interest entities for which Verso Paper or Verso Holdings is the primary beneficiary are consolidated.  Intercompany balances and transactions are eliminated in consolidation.  The results of operations and cash flows for the interim periods presented may not necessarily be indicative of full-year results.  It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and notes thereto of Verso Paper and Verso Holdings contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2011.

2. RECENT ACCOUNTING DEVELOPMENTS

ASC Topic 220, Comprehensive Income.  Accounting Standards Update, or “ASU,” No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, changes the existing guidance on the presentation of comprehensive income.  Entities have the option of presenting the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements.  Entities no longer have the option of presenting the components of other comprehensive income within the statement of changes in stockholders’ equity.  ASU No. 2011-05 is effective on a retrospective basis for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for us was the first quarter of 2012.  In December 2011, the Financial Accounting Standards Board, or “FASB,” issued ASU No. 2011-12, Comprehensive Income – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers changes in ASU No. 2011-05 that related to the presentation of reclassification adjustments.  The adoption of the remaining guidance provided in ASU No. 2011-05 will result in a change to our current presentation of comprehensive income but will have no impact on our financial condition, results of operations, or cash flows.

ASC Topic 820, Fair Value Measurements and Disclosures.  ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, provides clarifying guidance on how to measure fair value and additional disclosure requirements.  The update does not extend the use of fair value accounting, but does provide guidance on how it should be applied where it is already required or permitted under current GAAP.  ASU No. 2011-04 is effective for annual and interim periods beginning after December 15, 2011, which for us was January 1, 2012, and had no impact on our consolidated financial statements.

Other new accounting pronouncements issued but not effective until after September 30, 2012, are not expected to have a significant effect on our consolidated financial statements.

3. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

Earnings Per Share — Verso Paper computes earnings per share by dividing net income or net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period.  Diluted earnings per share is computed by dividing net income or net loss by the weighted average number of shares outstanding, after giving effect to potentially dilutive common share equivalents outstanding during the period.  Potentially dilutive common share equivalents are not included in the computation of diluted earnings per share if they are anti-dilutive.

The following table provides a reconciliation of basic and diluted loss per common share of Verso Paper:

	VERSO PAPER
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands, except per share data)	2012	2011	2012	2011
Net loss available to common shareholders	$(104,699)	$(347)	$(199,310)	$(69,240)

Weighted average common stock outstanding	52,362	52,164	52,338	52,163
Weighted average restricted stock	545	456	496	429
Weighted average common shares outstanding - basic	52,907	52,620	52,834	52,592
Dilutive shares from stock options	-	-	-	-
Weighted average common shares outstanding - diluted	52,907	52,620	52,834	52,592

Basic loss per share	$(1.98)	$(0.01)	$(3.77)	$(1.32)

Diluted loss per share	$(1.98)	$(0.01)	$(3.77)	$(1.32)

In accordance with ASC Topic 260, Earnings Per Share, unvested restricted stock awards issued by Verso Paper contain nonforfeitable rights to dividends and qualify as participating securities.  No dividends have been declared or paid in 2012 or 2011.

For the three-month and nine-month periods ended September 30, 2012, respectively, 3,679,944 and 2,745,067 weighted average potentially dilutive shares from stock options with weighted average exercise prices per share of $2.61 and $3.00, respectively, were excluded from the diluted earnings per share calculation due to the antidilutive effect such shares would have on net loss per common share.  For the three-month and nine-month periods ended September 30, 2011, respectively, 1,783,615  and 1,710,141 weighted average potentially dilutive shares from stock options with weighted average exercise prices per share of $3.90 and $3.80, respectively, were excluded from the diluted earnings per share calculation due to the antidilutive effect such shares would have on net loss per common share.

Inventories and Replacement Parts and Other Supplies — Inventory values include all costs directly associated with manufacturing products: materials, labor, and manufacturing overhead.  These values are presented at the lower of cost or market.  Costs of raw materials, work-in-progress, and finished goods are determined using the first-in, first-out method.  Replacement parts and other supplies are stated using the average cost method and are reflected in Inventories and Intangibles and other assets on the accompanying condensed consolidated balance sheets (see also Note 4).

Inventories by major category include the following:

	September 30,	December 31,
(Dollars in thousands)	2012	2011
Raw materials	$29,808	$27,953
Woodyard logs	7,166	5,931
Work-in-process	12,725	19,120
Finished goods	64,502	87,585
Replacement parts and other supplies	26,784	26,287
Inventories	$140,985	$166,876

During the nine months ended September 30, 2012, raw materials inventories with a carrying value of $3.7 million, work-in-process inventories with a carrying value of $1.2 million, and finished goods inventories with a carrying value of $3.3 million were reduced to their fair value of $0, due to fire loss.

In the third quarter of 2012, we completed a comprehensive assessment of the damage resulting from the fire and explosion at our paper mill in Sartell, Minnesota, and announced the decision to permanently close the mill.  As a result of the closure, we recorded an inventory impairment charge of $5.6 million, which is included in Restructuring and other charges on our accompanying condensed consolidated statements of operations (see also Note 10).

Asset Retirement Obligations — In accordance with ASC Topic 410, Asset Retirement and Environmental Obligations, a liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists.  The liability is accreted over time, and the asset is depreciated over its useful life.  Our asset retirement obligations under this standard relate to closure and post-closure costs for landfills.  Revisions to the liability could occur due to changes in the estimated costs or timing of closure or possible new federal or state regulations affecting the closure.

On September 30, 2012, we had $0.8 million of restricted cash included in Intangibles and other assets in the accompanying condensed consolidated balance sheet related to an asset retirement obligation in the state of Michigan.  This cash deposit is required by the state and may only be used for the future closure of a landfill.

The following table presents an analysis related to our asset retirement obligations included in Other liabilities in the accompanying condensed consolidated balance sheets:

	Nine Months Ended September 30,
(Dollars in thousands)	2012	2011
Asset retirement obligations, January 1	$11,233	$13,660
Accretion expense	614	607
Settlement of existing liabilities	(383)	(1,120)
Adjustment to existing liabilities	419	(1,619)
Asset retirement obligations, September 30	$11,883	$11,528

In addition to the above obligations, we may be required to remove certain materials from our facilities or to remediate them in accordance with current regulations that govern the handling of certain hazardous or potentially hazardous materials.  At this time, any such obligations have an indeterminate settlement date, and we believe that adequate information does not exist to reasonably estimate any such potential obligations.  Accordingly, we will record a liability for such remediation when sufficient information becomes available to estimate the obligation.

Property, Plant, and Equipment — Property, plant, and equipment is stated at cost, net of accumulated depreciation.  Interest is capitalized on projects meeting certain criteria and is included in the cost of the assets.  The capitalized interest is depreciated over the same useful lives as the related assets.  Expenditures for major repairs and improvements are capitalized, whereas normal repairs and maintenance are expensed as incurred.  For the three-month and nine-month periods ended September 30, 2012, interest costs of $1.4 million and $3.2 million, respectively, were capitalized.  For the three-month and nine-month periods ended September 30, 2011, interest costs of $1.5 million and $2.9 million, respectively, were capitalized.

Depreciation is computed using the straight-line method over the assets’ estimated useful lives.  Depreciation expense was $28.1 million and $90.6 million for the three-month and nine-month periods ended September 30, 2012, respectively, compared to $30.6 million and $92.7 million for the three-month and nine-month periods ended September 30, 2011, respectively.

During the nine months ended September 30, 2012, fixed assets with a carrying value of $6.4 million were reduced to a fair value of $0, due to fire loss.

As of September 30, 2012, we have received $40 million in advances from our insurance provider related to the charges incurred as a result of the fire.  As of September 30, 2012, the net of cash advances received and deferred expenses incurred of $11.3 million is included in Accrued liabilities on our accompanying condensed consolidated balance sheet.  Subsequent to September 30, we reached a settlement agreement with our insurance provider for property and business losses resulting from the fire and received additional proceeds of $44 million in the fourth quarter of 2012.

In the third quarter of 2012, we completed a comprehensive assessment of the damage resulting from the fire and explosion at our paper mill in Sartell, Minnesota, and announced the decision to permanently close the mill.  As a result of the closure, we recorded a fixed asset impairment charge of $66.8 million, which is included in Restructuring and other charges on our accompanying condensed consolidated statements of operations (see also Note 10).

4.  INTANGIBLES AND OTHER ASSETS

Intangibles and other assets consist of the following:

	VERSO PAPER		VERSO HOLDINGS
	September 30,	December 31,	September 30,	December 31,
(Dollars in thousands)	2012	2011	2012	2011
Amortizable intangible assets:
Customer relationships, net of accumulated amortization of $7.3 million
on September 30, 2012, and $6.7 million on December 31, 2011	$6,020	$6,620	$6,020	$6,620
Patents, net of accumulated amortization of $0.7 million on
September 30, 2012, and $0.6 million on December 31, 2011	440	526	440	526
Total amortizable intangible assets	6,460	7,146	6,460	7,146
Unamortizable intangible assets:
Trademarks	18,116	21,473	18,116	21,473
Other assets:
Financing costs, net of accumulated amortization of $7.0 million on
September 30, 2012, and $17.8 million on December 31, 2011, for
Verso Paper, and net of accumulated amortization of $7.0 million on September 30, 2012, and $16.1 million on December 31, 2011,
for Verso Holdings	35,248	24,483	35,248	24,093
Deferred major repair	14,769	12,294	14,769	12,294
Replacement parts, net	3,069	4,257	3,069	4,257
Loan to affiliate	-	-	23,305	23,305
Restricted cash	2,972	3,560	2,972	3,560
Other	6,962	6,822	6,963	6,822
Total other assets	63,020	51,416	86,326	74,331
Intangibles and other assets	$87,596	$80,035	$110,902	$102,950
Certain previously reported amounts have been reclassified to agree with current presentation.

In the third quarter of 2012, we completed a comprehensive assessment of the damage resulting from the fire and explosion at our paper mill in Sartell, Minnesota, and announced the decision to permanently close the mill.  As a result of the closure, we performed an interim impairment analysis of our trademarks, which resulted in an impairment charge of $3.4 million, based on a projected reduction of revenues primarily as a result of a reduction in production capacity.  The trademarks impairment charge is included in Restructuring and other charges on our accompanying condensed consolidated statements of operations (see also Note 10).

Amortization expense of intangibles was $0.2 million and $0.7 million for the three-month and nine-month periods ended September 30, 2012, respectively, compared to $0.3 million and $0.8 million for the three-month and nine-month periods ended September 30, 2011, respectively.

The estimated future amortization expense for intangible assets over the next five years is as follows:

(Dollars in thousands)
2012	$229
2013	815
2014	715
2015	615
2016	567

5.  DEBT

A summary of long-term debt is as follows:

		September 30, 2012			December 31, 2011
	Original	Interest		Fair		Fair
(Dollars in thousands)	Maturity	Rate	Balance	Value	Balance	Value
Verso Paper Holdings LLC
Revolving Credit Facilities	5/4/2017	2.54%	$35,000	$35,000	$-	$-
11.5% Senior Secured Notes (1)	7/1/2014	11.50%	-	-	302,820	316,260
11.75% Senior Secured Notes (2)	1/15/2019	11.75%	341,395	358,800	-	-
11.75% Secured Notes	1/15/2019	11.75%	271,573	214,543	-	-
8.75% Second Priority Senior Secured Notes (3)	2/1/2019	8.75%	394,836	195,030	394,736	257,063
Second Priority Senior Secured Floating Rate Notes	8/1/2014	4.19%	13,310	9,650	180,216	112,635
11.38% Senior Subordinated Notes	8/1/2016	11.38%	142,500	82,355	300,000	122,550
Chase NMTC Verso Investment Fund LLC
Loan from Verso Paper Finance Holdings LLC	12/29/2040	6.50%	23,305	23,305	23,305	23,305
Total long-term debt for Verso Paper Holdings LLC			1,221,919	918,683	1,201,077	831,813
Verso Paper Finance Holdings LLC
Senior Unsecured Term Loan	2/1/2013	6.67%	89,204	87,420	84,687	46,578
Loan from Verso Paper Holdings LLC	12/29/2040	6.50%	23,305	23,305	23,305	23,305
Less current maturities of long-term debt	2/1/2013	6.67%	(89,204)	(87,420)	-	-
Less loans from affiliates	12/29/2040	6.50%	(46,610)	(46,610)	(46,610)	(46,610)
Total long-term debt for Verso Paper Corp.			$1,198,614	$895,378	$1,262,459	$855,086
(1) Par value of $315,000 on December 31, 2011.
(2) Par value of $345,000 on September 30, 2012.
(3) Par value of $396,000 on September 30, 2012 and December 31, 2011.

We determine the fair value of our long-term debt based on market information and a review of prices and terms available for similar obligations.  Our debt is classified as Level 2 within the fair value hierarchy (see also Note 8).

Amounts included in interest expense related to long-term debt and amounts of cash interest payments on long-term debt are as follows:

	VERSO PAPER
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Interest expense	$33,345	$31,095	$97,868	$93,688
Cash interest paid	43,197	55,395	112,954	113,245
Debt issuance cost amortization(1)	1,364	1,306	3,967	4,046
	VERSO HOLDINGS
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Interest expense	$32,194	$30,083	$94,460	$90,730
Cash interest paid	43,576	55,774	114,090	114,259
Debt issuance cost amortization(1)	1,274	1,216	3,697	3,776
(1) Amortization of debt issuance cost is included in interest expense.

Revolving Credit Facilities.  On May 4, 2012, Verso Holdings entered into new revolving credit facilities consisting of a $150.0 million asset-based loan facility, or “ABL Facility,” and a $50.0 million cash-flow facility, or “Cash Flow Facility.”  The revolving credit facilities were used to repay the outstanding indebtedness under the existing $200.0 million revolving credit facility and will be used to provide ongoing working capital and for other general corporate purposes.  In connection with the revolving credit facilities, debt issuance costs of approximately $9.3 million were deferred and will be amortized over the life of the credit facilities.  The indebtedness under the revolving credit facilities bears interest at a floating rate based on a margin over a base rate or eurocurrency rate.  As of September 30, 2012, the weighted-average interest rate on outstanding advances was 2.54%.  Verso Holdings is required to pay commitment fees to the lenders in respect of unutilized commitments under the revolving credit facilities and other customary fees.  The indebtedness under the ABL Facility and related guarantees are secured by first-priority security interests, subject to permitted liens, in substantially all of Verso Holdings’, Verso Finance’s, and the subsidiary guarantors’ inventory and accounts receivable, or “ABL Priority Collateral,” and second-priority security interests, subject to permitted liens, in substantially all of their other assets, or “Notes Priority Collateral.”  The indebtedness under the Cash Flow Facility and related guarantees are secured, pari passu with the 11.75% senior secured notes due 2019 and related guarantees, by first-priority security interests in the Notes Priority Collateral and second-priority security interests in the ABL Priority Collateral.  The revolving credit facilities will mature on May 4, 2017, unless, on any of the dates that is 91 days prior to the earliest scheduled maturity of any of the second priority senior secured floating rate notes due 2014, the 11.38% senior subordinated notes, or the senior unsecured term loan, an aggregate principal amount in excess of $100.0 million of indebtedness under such existing second-lien notes, subordinated notes or senior unsecured term loan, as applicable, is outstanding, in which case the revolving credit facilities will mature on such earlier date.  The ABL Facility had $35.0 million outstanding, $43.3 million in letters of credit issued, and $71.7 million available for future borrowing as of September 30, 2012.  The Cash Flow Facility had no outstanding balance, no letters of credit issued, and $50.0 million available for future borrowing as of September 30, 2012.

11.5% Senior Secured Notes due 2014.  On March 21, 2012, Verso Holdings repurchased and retired $270.6 million aggregate principal amount of 11.5% senior secured notes due 2014 and recognized a loss of $29.9 million, which is included in Other income (loss), net on our accompanying condensed consolidated statements of operations, on the early retirement of the notes, including the write-off of unamortized debt issuance costs and unamortized discount related to the notes.  On April 30, 2012, Verso Holdings redeemed the remaining outstanding $44.4 million aggregate principal amount of the notes and recognized a loss of $4.6 million, which is included in Other income (loss), net on our accompanying condensed consolidated statements of operations, on the early retirement of the notes, including the write-off of unamortized debt issuance costs and unamortized discount related to the notes.  Following these transactions, there are no outstanding 11.5% senior secured notes due 2014.

11.75% Senior Secured Notes due 2019. On March 21, 2012, Verso Holdings issued $345.0 million aggregate principal amount of 11.75% senior secured notes due 2019.  The notes bear interest, payable semi-annually, at the rate of 11.75% per year.  The notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively.  The indebtedness under the notes and related guarantees are secured, pari passu with the Cash Flow Facility and related guarantees, by first-priority security interests in the Notes Priority Collateral and second-priority security interests in the ABL Priority Collateral.  The notes will mature on January 15, 2019.

Verso Holdings used $332.0 million of net proceeds from the notes issuance, after deducting the discount, underwriting fees and offering expenses, along with $0.6 million of available cash, to repurchase and retire $270.6 million and to redeem $44.4 million aggregate principal amount of its 11.5% senior secured notes due 2014.  Debt issuance costs of approximately $10.1 million were deferred and will be amortized over the life of the notes.

11.75% Secured Notes due 2019. On May 11, 2012, Verso Holdings issued $271.6 million aggregate principal amount of 11.75% secured notes due 2019.  The notes bear interest, payable semi-annually, at the rate of 11.75% per year.  The notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively.  The notes and related guarantees are secured by security interests, subject to permitted liens, in substantially all of Verso Holdings’ and the guarantors’ tangible and intangible assets.  The security interests securing the notes rank junior to those securing the obligations under the ABL Facility, the Cash Flow Facility, and the 11.75% senior secured notes due 2019 and rank senior to those securing the 8.75% second priority senior secured notes due 2019.  The notes will mature on January 15, 2019.

Verso Holdings issued the notes pursuant to two separate exchange offers whereby it (a) issued $166.9 million aggregate principal amount of the notes and paid $5.0 million in cash in exchange for $166.9 million aggregate principal amount of its second priority senior secured floating rate notes due 2014 and (b) issued $104.7 million aggregate principal amount of the notes and paid $17.3 million in cash in exchange for $157.5 million aggregate principal amount of its 11.38% senior subordinated notes due 2016.  Verso Holdings recognized a total gain of $26.3 million, net of the write-off of unamortized debt issuance costs, from the exchanges, which is included in Other income (loss), net on our accompanying condensed consolidated statements of operations.  Following the exchanges, $13.3 million aggregate principal amount of the second priority senior secured floating rate notes and $142.5 million aggregate principal amount of the 11.38% senior subordinated notes remain outstanding.  Debt issuance costs of approximately $5.4 million were deferred and will be amortized over the life of the notes.

Senior Unsecured Term Loan.  Verso Finance, the parent entity of Verso Holdings, had $89.2 million outstanding on its senior unsecured term loan as of September 30, 2012.  The loan allows Verso Finance to pay interest either in cash or in kind through the accumulation of the outstanding principal amount.  The loan bears interest, payable quarterly, at a rate equal to LIBOR plus 6.25% per year on interest paid in cash and LIBOR plus 7.00% per year for interest paid in kind, or “PIK,” and added to the principal balance.  As of September 30, 2012, the weighted-average interest rate on the loan was 6.67% per year. Verso Finance elected to exercise the PIK option for $4.5 million and $4.1 million of interest payments due in the first nine months of 2012 and 2011, respectively.  The loan will mature on February 1, 2013.   As of September 30, 2012, the loan is included in Current maturities of long-term debt on the accompanying condensed consolidated balance sheet.

As of September 30, 2012, we were in compliance with the covenants in our debt agreements.

6. RETIREMENT PLANS

We maintain defined benefit pension plans that provide retirement benefits for current hourly employees at the Androscoggin and Bucksport mills, and prior hourly employees at the Sartell mill who were hired prior to July 1, 2004.  After June 30, 2004, certain employees who are not eligible to participate in the pension plans receive an additional company contribution to their accounts under our 401(k) savings plan. The pension plans provide defined benefits based on years of credited service times a specified flat dollar benefit rate.

During the third quarter of 2012, a curtailment loss of $0.6 million, representing amortization of prior service costs, was recognized in Restructuring and other charges on the consolidated statements of operations due to a reduction in headcount associated with the closure of the Sartell mill.

The following table summarizes the components of net periodic benefit cost for the three-month and nine-month periods ended September 30, 2012 and 2011:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Components of net periodic benefit cost:
Service cost	$1,771	$1,674	$5,312	$5,021
Interest cost	719	631	2,157	1,892
Expected return on plan assets	(697)	(645)	(2,093)	(1,934)
Amortization of actuarial loss	368	99	1,106	296
Amortization of prior service cost	196	293	588	881
Curtailment	572	-	572	-
Net periodic benefit cost	$2,929	$2,052	$7,642	$6,156

We make contributions that are sufficient to fully fund our actuarially determined costs, generally equal to the minimum amounts required by the Employee Retirement Income Security Act, or “ERISA.”  For the three months and nine months ended September 30, 2012, we made contributions of $6.7 million and $10.7 million, respectively, to the pension plans.  For the three months and nine months ended September 30, 2011, we made contributions of $4.5 million and $7.8 million, respectively, to the pension plans.  New legislation, titled Moving Ahead for Progress in the 21st Century, or “MAP-21,” has the effect of spreading the expected funding requirements over a longer period of time.  This relief has had an immediate impact of reducing our estimated minimum funding requirement by $0.4 million for 2012.  We plan to make no additional contributions to the pension plans during the remainder of 2012.  After the enactment of MAP-21, our required contribution to the pension plan during 2013 will be $0.4 million for the 2012 plan year and $0 for the 2013 plan year.

ASC Topic 820 provides a common definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions used to value the assets or liabilities (see Note 8 – Fair Value of Financial Instruments for more detail).

The following table sets forth by level, within the fair value hierarchy, the pension plans’ assets at fair value as of September 30, 2012, and December 31, 2011.

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
September 30, 2012
Fixed income funds	$33,805	$-	$33,805	$-
Domestic equity funds - large cap	11,303	-	11,303	-
Domestic equity funds - small cap	2,622	-	2,622	-
International equity funds	2,176	-	2,176	-
Money market funds	1,197	-	1,197	-
Other funds	536	-	536	-
Total assets at fair value	$51,639	$-	$51,639	$-
December 31, 2011
Fixed income funds	$25,274	$-	$25,274	$-
Domestic equity funds - large cap	8,165	-	8,165	-
Domestic equity funds - small cap	1,555	-	1,555	-
International equity funds	1,555	-	1,555	-
Money market funds	1,167	-	1,167	-
Other funds	1,167	-	1,167	-
Total assets at fair value	$38,883	$-	$38,883	$-
Fair value is determined based on the net asset value of units held by the plan at period end.

7. DERIVATIVE INSTRUMENTS AND HEDGES

In the normal course of business, we utilize derivative contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices and interest rates.  These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with GAAP.  Controls and monitoring procedures for these instruments have been established and are routinely reevaluated.  Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract.  The measure of credit exposure is the replacement cost of contracts with a positive fair value.  We manage credit risk by entering into financial instrument transactions only through approved counterparties.  Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in commodity prices.  We manage market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken.

Derivative instruments are recorded on the balance sheet as other assets or other liabilities measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters.  Where observable prices or inputs are not available, valuation models may be applied.  For a cash flow hedge accounted for under ASC Topic 815, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in Accumulated other comprehensive loss and are subsequently reclassified to earnings as the hedged transaction impacts net income.  Any ineffective portion of a cash flow hedge is recognized currently in earnings.  For hedges that are entered into as economic hedges, but not accounted for under ASC Topic 815, changes in the fair value of the derivative instrument are recorded in Cost of products sold in the current period.  Cash flows from derivative contracts are reported as operating activities on the consolidated statements of cash flows.  We enter into fixed-price energy swaps as hedges designed to mitigate the risk of changes in commodity prices for forecasted future purchase commitments.  These fixed-price swaps involve the exchange of net cash settlements, based on changes in the price of the underlying commodity index compared to the fixed price offering, at specified intervals without the exchange of any underlying principal.

Historically, we designated our energy hedging relationships as cash flow hedges under ASC Topic 815 with net gains or losses attributable to effective hedging recorded in Accumulated other comprehensive loss and any ineffectiveness recognized in Cost of products sold.  One of the requirements that must be evaluated when determining whether a contract qualifies for hedge accounting treatment is whether or not the contract is deemed effective.  A contract is deemed effective if the change in the fair value of the derivative contract offsets, within a specified range, the change in the anticipated cash flows of the hedged transaction.  The effectiveness of a hedging relationship must be tested at inception and quarterly thereafter.  If the relationship fails this test at any time, hedge accounting treatment must be discontinued prospectively.  The requirements necessary to apply hedge accounting are complex and must be documented at the inception as well as throughout the term of the contract.  If we fail to accurately document these requirements, the contact is not eligible for hedge accounting treatment.  The accompanying financial statements reflect the discontinuation of hedge accounting for certain contracts that failed to qualify for hedge accounting.  Additionally, effective April 1, 2012, management elected to de-designate the remaining energy swaps that had previously been designated as cash flow hedges and to discontinue hedge accounting prospectively.  As a result, all gains and losses from changes in the fair value of our derivative contracts subsequent to March 31, 2012, are recognized immediately in Cost of products sold.  Prior to March 31, 2012, to the extent the hedge was effective, the change in fair value was deferred through Accumulated other comprehensive loss.  The amount in Accumulated other comprehensive loss at the time a contract is de-designated is reclassified into Cost of products sold when the contract settles, or sooner if management determines that the forecasted transaction is probable of not occurring.  Energy swaps continue to be utilized as economic hedges designed to mitigate the risk of changes in commodity prices for future energy purchase commitments.

The following table presents information about the volume and fair value amounts of our derivative instruments:

	September 30, 2012		December 31, 2011
		Fair Value		Fair Value
		Assets/		Assets/
(Dollars in thousands)	MMBtu's	(Liabilities)	MMBtu's	(Liabilities)
Derivative contracts designated as hedging instruments
Fixed price energy swaps
Notional amount	-		2,988,107
Accrued liabilities		$-		$(3,803)
Other liabilities		-		(877)
Derivative contracts not designated as hedging instruments
Fixed price energy swaps
Notional amount	5,341,872		4,891,187
Prepaid expenses and other assets		$177		$-
Intangibles and other assets, net		202		-
Accrued liabilities		(4,669)		(6,244)
Other liabilities		(185)		(1,419)

The following tables present information about the effect of our derivative instruments on Accumulated other comprehensive loss and the consolidated statements of operations:

	Loss Recognized		Loss Reclassified		Gain (Loss) Recognized
	in Accumulated OCI		from Accumulated OCI (1)		on Derivatives (1)
	Three Months Ended September 30,
(Dollars in thousands)	2012	2011	2012	2011	2012	2011
Derivative contracts designated as
hedging instruments
Fixed price energy swaps	$-	$(4,295)	$-	$(633)	$-	$(890)
Derivative contracts not designated
as hedging instruments
Fixed price energy swaps			$(409)	$-	$1,205	$-

	Loss Recognized		Loss Reclassified		Loss Recognized
	in Accumulated OCI		from Accumulated OCI (1)		on Derivatives (1)
	Nine Months Ended September 30,
(Dollars in thousands)	2012	2011	2012	2011	2012	2011
Derivative contracts designated as
hedging instruments
Fixed price energy swaps	$(1,365)	$(5,632)	$(283)	$(2,488)	$(50)	$(1,348)
Derivative contracts not designated
as hedging instruments
Fixed price energy swaps			$(5,281)	$-	$(1,112)	$-
Net losses of $0.6 million at September 30, 2012, are expected to be reclassified from Accumulated OCI into earnings within the next 12 months.
(1)	Loss reclassified from Accumulated OCI to earnings and gain (loss) recognized on derivatives is included in Cost of products sold.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

We use fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures.  Fair value is generally defined as the exit price at which an asset or liability could be exchanged in a current transaction between willing, unrelated parties, other than in a forced or liquidation sale.

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions used to value the assets or liabilities.  Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.  The three levels are defined as follows:

▪ Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
▪ Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
▪ Level 3:	Unobservable inputs reflecting management’s own assumption about the inputs used in pricing the asset or liability at the measurement date.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
September 30, 2012
Assets:
Deferred compensation assets	$2,907	$2,907	$-	$-
Commodity swaps	379	-	379	-
Liabilities:
Commodity swaps	$4,854	$-	$4,854	$-
Deferred compensation liabilities	2,907	2,907	-	-
December 31, 2011
Assets:
Deferred compensation assets	$2,672	$2,672	$-	$-
Regional Greenhouse Gas Initiative carbon credits	425	-	425	-
Liabilities:
Commodity swaps	$12,343	$-	$12,343	$-
Deferred compensation liabilities	2,672	2,672	-	-
Fair values are based on observable market data.

9. RELATED PARTY TRANSACTIONS

Management Agreement — In connection with the acquisition of our business from International Paper Company on August 1, 2006, we entered into a management agreement with certain affiliates of Apollo Management, L.P., or “Apollo,” relating to the provision of certain financial and strategic advisory services and consulting services, which will expire on August 1, 2018.  Under the management agreement, at any time prior to the expiration of the agreement, Apollo has the right to act, in return for additional fees to be mutually agreed by the parties to the management agreement, as our financial advisor or investment banker for any merger, acquisition, disposition, financing or the like if we decide to engage someone to fill such role.  In the event that we are not able to come to an agreement with Apollo in connection with such role, at the closing of any merger, acquisition, disposition or financing or any similar transaction, we have agreed to pay Apollo a fee equal to 1% of the aggregate enterprise value (including the aggregate value of equity securities, warrants, rights and options acquired or retained; indebtedness acquired, assumed or refinanced; and any other consideration or compensation paid in connection with such transaction).  We agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for losses relating to the services contemplated by the management agreement and the engagement of affiliates of Apollo pursuant to, and the performance by them of the services contemplated by, the management agreement.

Distributions to Verso Finance — Verso Finance has a senior unsecured term loan which matures on February 1, 2013.  The loan allows Verso Finance to pay interest either in cash or in kind through the accumulation of the outstanding principal amount. Verso Finance elected to exercise the PIK option for $4.5 million and $4.1 million of interest payments due in the first nine months of 2012 and 2011, respectively.  Verso Finance has no independent operations; consequently, all cash flows used to service its remaining debt obligation will need to be received via distributions from Verso Holdings. Verso Holdings made negligible distributions on behalf of Verso Finance for the nine months ended September 30, 2012, and made no distributions for the same period in 2011. Verso Holdings has no obligation to make distributions to Verso Finance.

Verso Quinnesec Renewable Energy Project — On December 29, 2010, Verso Quinnesec REP LLC, an indirect, wholly-owned subsidiary of Verso Holdings, entered into a financing transaction with Chase NMTC Verso Investment Fund, LLC, or the “Investment Fund,” a consolidated variable interest entity (see Note 11 – New Market Tax Credit Entities).  Under this arrangement, Verso Holdings loaned $23.3 million to Verso Finance at an interest rate of 6.5% per year and with a maturity of December 29, 2040, and Verso Finance, in turn, loaned the funds on similar terms to the Investment Fund.  The Investment Fund then contributed the loan proceeds to certain community development entities, which, in turn, loaned the funds on similar terms to Verso Quinnesec REP LLC as partial financing for the renewable energy project at our mill in Quinnesec, Michigan.  As of both September 30, 2012, and December 31, 2011, Verso Holdings had a $23.3 million long-term receivable due from Verso Finance, representing these funds and accrued interest receivable of $0.1 million, while the Investment Fund had an outstanding loan of $23.3 million due to Verso Finance and accrued interest payable of $0.1 million.  In addition, for the three-month and nine-month periods ended September 30, 2012 and 2011, Verso Holdings recognized interest income from Verso Finance of $0.3 million and $1.1 million, respectively, and the Investment Fund recognized interest expense to Verso Finance of $0.3 million and $1.1 million, respectively.

Verso Paper — As of September 30, 2012 and December 31, 2011, Verso Holdings had $0.7 million and $0.9 million, respectively, in current payables due to Verso Paper.  Verso Holdings has made distributions to pay expenses on behalf of Verso Paper.  Distributions for the nine months ended September 30, 2012, were negligible. No distributions were made for the nine months ended September 30, 2011.

10. RESTRUCTURING AND OTHER CHARGES

In the third quarter of 2012, we completed a comprehensive assessment of the damage resulting from the fire and explosion at our paper mill in Sartell, Minnesota, and announced the decision to permanently close the mill.  The permanent closure of the Sartell mill reduced our annual coated groundwood paper capacity by 180,000 tons, or approximately 20%, and eliminated approximately 35,000 tons annually of supercalendered paper capacity.  In conjunction with the closure, our workforce was reduced by approximately 265 employees.  In 2011, we permanently shut down a paper machine at our mill in Bucksport, Maine, and two paper machines at the Sartell mill, thereby reducing our annual coated groundwood paper capacity by 193,000 tons.

The following table details the changes in our restructuring reserve liabilities associated with both the mill closure and the paper machine shutdowns during the nine months ended September 30, 2012, which are included in Accrued liabilities on our accompanying condensed consolidated balance sheets:

Nine Months
Ended
(Dollars in thousands)	September 30, 2012
Balance of reserve at December 31, 2011	$10,763
Severance and benefit costs	15,107
Severance and benefit payments	(20,082)
Other miscellaneous costs and payments	2,052
Balance of reserve at September 30, 2012	$7,840

The following table details the charges incurred related primarily to the mill closure as included in Restructuring and other charges on our accompanying condensed consolidated statements of operations for the three-month and nine-month periods ended September 30, 2012:

	Three Months	Nine Months
	Ended	Ended
(Dollars in thousands)	September 30, 2012
Property and equipment impairment	$66,760	$66,760
Severance and benefit costs	16,209	16,274
Write-off of spare parts and inventory	5,558	5,330
Trademark impairment	3,358	3,358
Write-off of purchase obligations and commitments	2,439	2,439
Other miscellaneous costs	2,694	2,836
Total restructuring costs	$97,018	$96,997

Severance and benefit costs incurred in excess of severance and benefits costs accrued consist primarily of $0.6 million of pension curtailment and $0.5 million other charges, which were expensed as incurred.

We expect to incur approximately $10 million of additional restructuring charges over the next 12 months related to the closure of the Sartell mill.  There were no restructuring and other charges for the three-month and nine-month periods ended September 30, 2011.

11. NEW MARKET TAX CREDIT ENTITIES

In December 2010, we entered into a financing transaction with Chase Community Equity, LLC, or “Chase,” related to a $43 million renewable energy project at our mill in Quinnesec, Michigan, in which Chase made a capital contribution and Verso Finance made a loan to Chase NMTC Verso Investment Fund, LLC, or the “Investment Fund,” under a qualified New Markets Tax Credit, or “NMTC,” program.  The NMTC program was provided for in the Community Renewal Tax Relief Act of 2000, or the “Act,” and is intended to induce capital investment in qualified lower income communities.  The Act permits taxpayers to claim credits against their Federal income taxes for up to 39% of qualified investments in the equity of community development entities, or “CDEs.”  CDEs are privately managed investment institutions that are certified to make qualified low-income community investments, or “QLICIs.”

In connection with the financing, Verso Holdings loaned $23.3 million to Verso Finance at an interest rate of 6.5% per year and with a maturity of December 29, 2040, and Verso Finance, in turn, loaned the funds on similar terms to the Investment Fund.  The Investment Fund then contributed the loan proceeds to certain CDEs, which, in turn, loaned the funds on similar terms to Verso Quinnesec REP LLC, our indirect, wholly-owned subsidiary.  The proceeds of the loans from the CDEs (including loans representing the capital contribution made by Chase, net of syndication fees) were used to partially fund the renewable energy project.

In December 2010, Chase also contributed $9.0 million to the Investment Fund and, by virtue of such contribution, is entitled to substantially all of the benefits derived from the NMTCs.  This transaction includes a put/call provision whereby we may be obligated or entitled to repurchase Chase’s interest.  We believe that Chase will exercise the put option in December 2017 at the end of the recapture period.  The value attributed to the put/call is de minimis.  The NMTC is subject to 100% recapture for a period of seven years as provided in the Internal Revenue Code.  We are required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangement.  Non-compliance with applicable requirements could result in projected tax benefits not being realized and, therefore, could require us to indemnify Chase for any loss or recapture of NMTCs related to the financing until such time as our obligation to deliver tax benefits is relieved.  We do not anticipate any credit recaptures will be required in connection with this arrangement.

We have determined that the Investment Fund is a variable interest entity, or “VIE.”  The ongoing activities of the Investment Fund – collecting and remitting interest and fees and NMTC compliance – were all considered in the initial design and are not expected to significantly affect economic performance throughout the life of the Investment Fund.  Management considered the contractual arrangements that obligate us to deliver tax benefits and provide various other guarantees to the structure; Chase’s lack of a material interest in the underling economics of the project; and the fact that we are obligated to absorb losses of the Investment Fund.  We concluded that we are the primary beneficiary and consolidated the Investment Fund, as a VIE, in accordance with the accounting standard for consolidation.  Chase’s contribution, net of syndication fees, is included in Other liabilities in the accompanying condensed consolidated balance sheets.  Direct costs incurred in structuring the financing arrangement are deferred and will be recognized as expense over the term of the loans.  Incremental costs to maintain the structure during the compliance period are recognized as incurred.

The following table summarizes the impact of the VIE consolidated by Verso Holdings as of September 30, 2012, and December 31, 2011:

	VERSO PAPER		VERSO HOLDINGS
	September 30,	December 31,	September 30,	December 31,
(Dollars in thousands)	2012	2011	2012	2011
Current assets	$24	$81	$24	$81
Non-current assets	85	85	23,390	23,390
Total assets	$109	$166	$23,414	$23,471
Current liabilities	23	79	149	205
Long-term debt	-	-	23,305	23,305
Other non-current liabilities	7,923	7,923	7,923	7,923
Total liabilities	$7,946	$8,002	$31,377	$31,433
Amounts presented in the condensed consolidated balance sheets and the table above are adjusted for intercompany eliminations.

12. COMMITMENTS AND CONTINGENCIES

Bucksport Energy LLC — At our mill in Bucksport, Maine, we have a joint ownership interest with Bucksport Energy LLC, an unrelated third party, in a cogeneration power plant producing steam and electricity that was built in 2000.  Each co-owner owns an undivided proportional share of the plant’s assets, and we account for this investment under the proportional consolidation method.  We own 28% of the steam and electricity produced by the plant.  We may purchase our remaining electrical needs from the plant at market rates.  We are obligated to purchase the remaining 72% of the steam output from the plant at fuel cost plus a contractually fixed fee per unit of steam.  Power generation and operating expenses are divided on the same basis as ownership.  As of September 30, 2012, we had $0.4 million of restricted cash which may be used only to fund the ongoing energy operations of this investment included in Intangibles and other assets in the accompanying condensed consolidated balance sheets.

Thilmany, LLC — We are a party to a long-term supply agreement with Thilmany, LLC, or “Thilmany,” for the manufacture of specialty paper products on paper machine no. 5 at our Androscoggin mill in Jay, Maine.  The agreement, which expires on June 1, 2017, requires Thilmany to pay us a variable charge for the paper purchased and a fixed charge for the availability of the paper machine.  We are responsible for the machine’s routine maintenance, and Thilmany is responsible for any capital expenditures specific to the machine.  Thilmany has the right to terminate the agreement if certain events occur.

General Litigation — We are involved from time to time in legal proceedings incidental to the conduct of our business.  We do not believe that any liability that may result from these proceedings will have a material adverse effect on our financial statements.

13.  INFORMATION BY INDUSTRY SEGMENT

Our reporting segments correspond to the following three market segments in which we operate: coated papers, including coated groundwood and coated freesheet; hardwood market pulp; and other, consisting of specialty papers.  We operate primarily in one geographic segment, North America.  Our products are used primarily in media and marketing applications, including catalogs, magazines, and commercial printing applications such as high-end advertising brochures, annual reports, and direct-mail advertising.  Our assets are utilized across segments in our integrated mill system and are not identified by segment or reviewed by management on a segment basis.

The following table summarizes the industry segment data for the three-month and nine-month periods ended September 30, 2012 and 2011:

	VERSO PAPER
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Net Sales:
Coated papers	$300,939	$374,606	$889,121	$1,046,948
Hardwood market pulp	35,035	40,312	104,168	112,255
Other	37,030	41,918	120,272	113,004
Total	$373,004	$456,836	$1,113,561	$1,272,207
Operating Income (Loss):
Coated papers (1)	$(72,654)	$23,407	$(87,805)	$36,210
Hardwood market pulp	3,860	10,488	8,112	26,803
Other	(2,690)	(3,293)	(13,626)	(11,341)
Total	$(71,484)	$30,602	$(93,319)	$51,672
Depreciation, Amortization, and Depletion:
Coated papers	$21,220	$24,281	$70,065	$74,200
Hardwood market pulp	4,725	4,376	13,523	12,853
Other	2,193	2,533	7,750	7,129
Total	$28,138	$31,190	$91,338	$94,182
Capital Spending:
Coated papers	$20,612	$19,612	$47,911	$47,173
Hardwood market pulp (2)	(5,421)	7,697	(3,209)	19,795
Other	488	516	2,049	863
Total	$15,679	$27,825	$46,751	$67,831
(1)	Included here is the effect of $97.0 million in Restructuring charges recognized in the third quarter of 2012, which is entirely attributable to the coated papers segment.
(2)
Included here is the effect, attributable to the pulp segment, of a $14.7 million cash inflow from govermental grants associated with a renewable energy project at our mill in Quinnesec, Michigan, due to spending in 2011.

	VERSO HOLDINGS
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Net Sales:
Coated papers	$300,939	$374,606	$889,121	$1,046,948
Hardwood market pulp	35,035	40,312	104,168	112,255
Other	37,030	41,918	120,272	113,004
Total	$373,004	$456,836	$1,113,561	$1,272,207
Operating Income (Loss):
Coated papers (1)	$(72,654)	$23,408	$(87,754)	$36,262
Hardwood market pulp	3,860	10,488	8,112	26,803
Other	(2,690)	(3,293)	(13,626)	(11,341)
Total	$(71,484)	$30,603	$(93,268)	$51,724
Depreciation, Amortization, and Depletion:
Coated papers	$21,220	$24,281	$70,065	$74,200
Hardwood market pulp	4,725	4,376	13,523	12,853
Other	2,193	2,533	7,750	7,129
Total	$28,138	$31,190	$91,338	$94,182
Capital Spending:
Coated papers	$20,612	$19,612	$47,911	$47,173
Hardwood market pulp (2)	(5,421)	7,697	(3,209)	19,795
Other	488	516	2,049	863
Total	$15,679	$27,825	$46,751	$67,831
(1)	Included here is the effect of $97.0 million in Restructuring charges recognized in the third quarter of 2012, which is entirely attributable to the coated papers segment.
(2)
Included here is the effect, attributable to the pulp segment, of a $14.7 million cash inflow from govermental grants associated with a renewable energy project at our mill in Quinnesec, Michigan, due to spending in 2011.

14.        CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Presented below are Verso Holdings’ consolidating balance sheets, statements of operations, statements of comprehensive income, and statements of cash flows, as required by Rule 3-10 of Regulation S-X of the Securities Exchange Act of 1934, as amended.  The consolidating financial statements have been prepared from Verso Holdings’ financial information on the same basis of accounting as the consolidated financial statements.  Investments in our subsidiaries are accounted for under the equity method.  Accordingly, the entries necessary to consolidate Verso Holdings’ subsidiaries that guaranteed the obligations under the debt securities described below are reflected in the Eliminations column.

Verso Holdings, or the “Parent Issuer,” and its direct, 100% owned subsidiary, Verso Paper Inc., or the “Subsidiary Issuer,” are the issuers of the 11.75% senior secured notes due 2019, the 11.75% secured notes due 2019, the 8.75% second priority senior secured notes due 2019, the second priority senior secured floating rate notes due 2014, and the 11.38% senior subordinated notes due 2016, or collectively, the “Notes.”  The Notes are jointly and severally guaranteed on a full and unconditional basis by the Parent Issuer’s direct and indirect, 100% owned subsidiaries, excluding the Subsidiary Issuer, Bucksport Leasing LLC, and Verso Quinnesec REP LLC, or collectively, the “Guarantor Subsidiaries.”  Chase NMTC Verso Investment Fund, LLC, a consolidated VIE of Verso Holdings, is a “Non-Guarantor Affiliate.”

Verso Paper Holdings LLC
Condensed Consolidating Balance Sheet
September 30, 2012

				Non-	Non-
	Parent	Subsidiary	Guarantor	Guarantor	Guarantor
(Dollars in thousands)	Issuer	Issuer	Subsidiaries	Subsidiary	Affiliate	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	$-	$-	$10,112	$-	$17	$-	$10,129
Accounts receivable, net	-	-	114,227	-	-	-	114,227
Inventories	-	-	140,985	-	-	-	140,985
Prepaid expenses and other assets	-	-	7,923	-	7	-	7,930
Current assets	-	-	273,247	-	24	-	273,271
Property, plant, and equipment, net	-	-	798,489	20,515	-	(288)	818,716
Intercompany/affiliate receivable	1,257,158	-	-	9,135	31,153	(1,297,446)	-
Investment in subsidiaries	(281,448)	-	(447)	-	-	281,895	-
Other non-current assets(1)	-	-	122,660	1,056	(10)	95	123,801
Total assets	$975,710	$-	$1,193,949	$30,706	$31,167	$(1,015,744)	$1,215,788
LIABILITIES AND MEMBER'S EQUITY
Accounts payable	$-	$-	$93,932	$7	$23	$(7)	$93,955
Accrued liabilities	24,092	-	75,719	-	126	-	99,937
Current liabilities	24,092	-	169,651	7	149	(7)	193,892
Intercompany/affiliate payable	-	-	1,266,293	31,146	-	(1,297,439)	-
Long-term debt(2)	1,198,614	-	-	-	23,305	-	1,221,919
Other long-term liabilities	-	-	39,050	-	7,923	-	46,973
Member's (deficit) equity	(246,996)	-	(281,045)	(447)	(210)	281,702	(246,996)
Total liabilities and equity	$975,710	$-	$1,193,949	$30,706	$31,167	$(1,015,744)	$1,215,788
(1) Non-current assets of Guarantor Subsidiaries includes $23.3 million of a long-term note receivable from Verso Finance.
(2) Long-term debt of Non-Guarantor Affiliate is payable to Verso Finance.

Verso Paper Holdings LLC
Condensed Consolidating Balance Sheet
December 31, 2011

				Non-	Non-
	Parent	Subsidiary	Guarantor	Guarantor	Guarantor
(Dollars in thousands)	Issuer	Issuer	Subsidiaries	Subsidiary	Affiliate	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	$-	$-	$94,722	$-	$73	$-	$94,795
Accounts receivable, net	-	-	128,213	-	-	-	128,213
Inventories	-	-	166,876	-	-	-	166,876
Prepaid expenses and other assets	-	-	3,230	-	8	-	3,238
Current assets	-	-	393,041	-	81	-	393,122
Property, plant, and equipment, net	-	-	904,901	30,086	-	(288)	934,699
Intercompany/affiliate receivable	1,249,306	-	-	340	31,153	(1,280,799)	-
Investment in subsidiaries	(84,459)	-	356	-	-	84,103	-
Other non-current assets(1)	-	-	115,461	1,076	30	54	116,621
Total assets	$1,164,847	$-	$1,413,759	$31,502	$31,264	$(1,196,930)	$1,444,442
LIABILITIES AND MEMBER'S EQUITY
Accounts payable	$-	$-	$110,517	$-	$79	$(7)	$110,589
Accrued liabilities	48,259	-	91,297	-	126	-	139,682
Current liabilities	48,259	-	201,814	-	205	(7)	250,271
Intercompany/affiliate payable	-	-	1,249,646	31,146	-	(1,280,792)	-
Long-term debt(2)	1,177,772	-	-	-	23,305	-	1,201,077
Other long-term liabilities	-	-	46,355	-	7,923	-	54,278
Member's (deficit) equity	(61,184)	-	(84,056)	356	(169)	83,869	(61,184)
Total liabilities and equity	$1,164,847	$-	$1,413,759	$31,502	$31,264	$(1,196,930)	$1,444,442
(1) Other non-current assets of Guarantor Subsidiaries includes $23.3 million of a long-term note receivable from Verso Finance.
(2) Long-term debt of Non-Guarantor Affiliate is payable to Verso Finance.

Verso Paper Holdings LLC
Condensed Consolidating Statements of Operations and Comprehensive Income
Three Months Ended September 30, 2012

				Non-	Non-
	Parent	Subsidiary	Guarantor	Guarantor	Guarantor
(Dollars in thousands)	Issuer	Issuer	Subsidiaries	Subsidiary	Affiliate	Eliminations	Consolidated
Net sales	$-	$-	$373,004	$-	$-	$-	$373,004
Cost of products sold (exclusive of
depreciation, amortization, and depletion)	-	-	301,833	-	-	-	301,833
Depreciation, amortization, and depletion	-	-	27,869	269	14	(14)	28,138
Selling, general, and administrative expenses	-	-	17,925	(433)	7	-	17,499
Restructuring and other charges	-	-	97,018	-	-	-	97,018
Interest income	(33,050)	-	(381)	-	(387)	33,437	(381)
Interest expense	33,050	-	31,657	394	379	(33,437)	32,043
Other income, net	-	-	(21)	-	-	-	(21)
Equity in net loss of subsidiaries	(103,125)	-	-	-	-	103,125	-
Net loss	$(103,125)	$-	$(102,896)	$(230)	$(13)	$103,139	$(103,125)
Other comprehensive income	1,514	-	1,514	-	-	(1,514)	1,514
Comprehensive loss	$(101,611)	$-	$(101,382)	$(230)	$(13)	$101,625	$(101,611)

Verso Paper Holdings LLC
Condensed Consolidating Statements of Operations and Comprehensive Income
Nine Months Ended September 30, 2012

				Non-	Non-
	Parent	Subsidiary	Guarantor	Guarantor	Guarantor
(Dollars in thousands)	Issuer	Issuer	Subsidiaries	Subsidiary	Affiliate	Eliminations	Consolidated
Net sales	$-	$-	$1,113,561	$-	$-	$-	$1,113,561
Cost of products sold (exclusive of
depreciation, amortization, and depletion)	-	-	962,298	-	-	-	962,298
Depreciation, amortization, and depletion	-	-	90,442	896	41	(41)	91,338
Selling, general, and administrative expenses	-	-	57,446	(1,274)	24	-	56,196
Restructuring and other charges	-	-	96,997	-	-	-	96,997
Interest income	(96,936)	-	(1,143)	-	(1,160)	98,096	(1,143)
Interest expense	96,936	-	93,796	1,181	1,136	(98,096)	94,953
Other loss (income), net	8,244	-	(772)	-	-	-	7,472
Equity in net loss of subsidiaries	(186,306)	-	-	-	-	186,306	-
Net loss	$(194,550)	$-	$(185,503)	$(803)	$(41)	$186,347	$(194,550)
Other comprehensive income	6,552	-	6,552	-	-	(6,552)	6,552
Comprehensive loss	$(187,998)	$-	$(178,951)	$(803)	$(41)	$179,795	$(187,998)

Verso Paper Holdings LLC
Condensed Consolidating Statements of Operations and Comprehensive Income
Three Months Ended September 30, 2011

				Non-	Non-
	Parent	Subsidiary	Guarantor	Guarantor	Guarantor
(Dollars in thousands)	Issuer	Issuer	Subsidiaries	Subsidiary	Affiliate	Eliminations	Consolidated
Net sales	$-	$-	$456,836	$-	$-	$-	$456,836
Cost of products sold (exclusive of
depreciation, amortization, and depletion)	-	-	375,554	-	-	-	375,554
Depreciation, amortization, and depletion	-	-	31,184	6	14	(14)	31,190
Selling, general, and administrative expenses	-	-	19,528	(47)	8	-	19,489
Interest income	(30,881)	-	(380)	(11)	(387)	31,268	(391)
Interest expense	30,881	-	30,145	(380)	379	(31,268)	29,757
Other income, net	-	-	(44)	-	-	-	(44)
Equity in net income of subsidiaries	1,281	-	-	-	-	(1,281)	-
Net income	$1,281	$-	$849	$432	$(14)	$(1,267)	$1,281
Other comprehensive loss	(3,267)	-	(3,267)	-	-	3,267	(3,267)
Comprehensive loss	$(1,986)	$-	$(2,418)	$432	$(14)	$2,000	$(1,986)

Verso Paper Holdings LLC
Condensed Consolidating Statements of Operations and Comprehensive Income
Nine Months Ended September 30, 2011

				Non-	Non-
	Parent	Subsidiary	Guarantor	Guarantor	Guarantor
(Dollars in thousands)	Issuer	Issuer	Subsidiaries	Subsidiary	Affiliate	Eliminations	Consolidated
Net sales	$-	$-	$1,272,207	$-	$-	$-	$1,272,207
Cost of products sold (exclusive of
depreciation, amortization, and depletion)	-	-	1,066,562	-	-	-	1,066,562
Depreciation, amortization, and depletion	-	-	94,164	18	41	(41)	94,182
Selling, general, and administrative expenses	-	-	59,730	(108)	117	-	59,739
Interest income	(93,398)	-	(1,162)	(53)	(1,160)	94,558	(1,215)
Interest expense	93,398	-	91,455	140	1,137	(94,558)	91,572
Other loss (income), net	26,091	-	(195)	-	-	-	25,896
Equity in net loss of subsidiaries	(38,438)	-	-	-	-	38,438	-
Net loss	$(64,529)	$-	$(38,347)	$3	$(135)	$38,479	$(64,529)
Other comprehensive loss	(1,961)	-	(1,961)	-	-	1,961	(1,961)
Comprehensive loss	$(66,490)	$-	$(40,308)	$3	$(135)	$40,440	$(66,490)

Verso Paper Holdings LLC
Condensed Consolidating Statements of Cash Flows
Nine Months Ended September 30, 2012

				Non-	Non-
	Parent	Subsidiary	Guarantor	Guarantor	Guarantor
(Dollars in thousands)	Issuer	Issuer	Subsidiaries	Subsidiary	Affiliate	Eliminations	Consolidated
Net cash used in operating activities	$-	$-	$(28,216)	$(8,673)	$(56)	$-	$(36,945)
Cash flows from investing activities:
Proceeds from sale of fixed assets	-	-	1,562	-	-	-	1,562
Transfers to (from) restricted cash	-	-	591	(2)	-	-	589
Return of investment in subsidiaries	63	-	(63)	-	-	-	-
Capital expenditures	-	-	(55,426)	8,675	-	-	(46,751)
Net cash used in investing activities	63	-	(53,336)	8,673	-	-	(44,600)
Cash flows from financing activities:
Borrowings on revolving credit facilities	107,500	-	-	-	-	-	107,500
Payments on revolving credit facilities	(72,500)	-	-	-	-	-	(72,500)
Proceeds from long-term debt	341,191	-	-	-	-	-	341,191
Repayments of long-term debt	(354,984)	-	-	-	-	-	(354,984)
Debt issuance costs	(24,265)	-	-	-	-	-	(24,265)
Cash distributions	(63)	-	-	-	-	-	(63)
Repayment of advances to subsidiaries	354,984	-	(354,984)	-	-	-	-
Advances to subsidiaries	(351,926)	-	351,926	-	-	-	-
Net cash used in financing activities	(63)	-	(3,058)	-	-	-	(3,121)
Change in cash and cash equivalents	-	-	(84,610)	-	(56)	-	(84,666)
Cash and cash equivalents at beginning of period	-	-	94,722	-	73	-	94,795
Cash and cash equivalents at end of period	$-	$-	$10,112	$-	$17	$-	$10,129

Verso Paper Holdings LLC
Condensed Consolidating Statements of Cash Flows
Nine Months Ended September 30, 2011

				Non-	Non-
	Parent	Subsidiary	Guarantor	Guarantor	Guarantor
(Dollars in thousands)	Issuer	Issuer	Subsidiaries	Subsidiary	Affiliate	Eliminations	Consolidated
Net cash used in operating activities	$-	$-	$(42,344)	$(5,302)	$13	$-	$(47,633)
Cash flows from investing activities:
Proceeds from sale of fixed assets	-	-	228	-	-	-	228
Transfers to (from) restricted cash	-	-	(544)	20,997	-	-	20,453
Capital expenditures	-	-	(52,221)	(15,610)	-	-	(67,831)
Net cash used in investing activities	-	-	(52,537)	5,387	-	-	(47,150)
Cash flows from financing activities:
Proceeds from long-term debt	394,618	-	-	-	-	-	394,618
Repayments of long-term debt	(389,998)	-	-	-	-	-	(389,998)
Debt issuance costs	(10,753)	-	-	(85)	-	-	(10,838)
Repayment of advances to subsidiaries	389,998	-	(389,998)	-	-	-	-
Advances to subsidiaries	(383,865)	-	383,865	-	-	-	-
Net cash used in financing activities	-	-	(6,133)	(85)	-	-	(6,218)
Change in cash and cash equivalents	-	-	(101,014)	-	13	-	(101,001)
Cash and cash equivalents at beginning of period	-	-	152,702	-	4	-	152,706
Cash and cash equivalents at end of period	$-	$-	$51,688	$-	$17	$-	$51,705

ITEM 2.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Verso is a leading North American supplier of coated papers to catalog and magazine publishers.  Coated paper is used primarily in media and marketing applications, including catalogs, magazines, and commercial printing applications such as high-end advertising brochures, annual reports, and direct mail advertising.  We are one of North America’s largest producers of coated groundwood paper which is used primarily for catalogs and magazines.  We are also a low cost producer of coated freesheet paper which is used primarily for annual reports, brochures, and magazine covers.  We also produce and sell market kraft pulp which is used to manufacture printing and writing paper grades and tissue products.

Financial Summary

Verso’s net sales for the third quarter of 2012 decreased $83.8 million, or 18.4%, compared to the third quarter of 2011, reflecting a 14.9% decline in total sales volume, which was driven by the closure of three paper machines late last year and the closure of the Sartell mill in the third quarter of this year, as well as a 4.0% decrease in the average sales price per ton for all of our products. We experienced our typical seasonal pick-up in demand during the third quarter in both coated freesheet and coated groundwood shipments.  Industry operating rates were strong even though we continue to see a year over year drop-off in advertising spending which is impacted by the sluggish GDP growth.   Verso’s gross margin was 19.1% for the third quarter of 2012 compared to 17.8% for the third quarter of 2011.

In the third quarter of 2012, we completed a comprehensive assessment of the damage resulting from the fire and explosion at our paper mill in Sartell, Minnesota, and announced the decision to permanently close the mill.  The permanent closure of the Sartell mill reduced our annual coated groundwood paper capacity by 180,000 tons, or approximately 20%, and eliminated approximately 35,000 tons annually of supercalendered paper capacity.  In conjunction with the closure, our workforce was reduced by approximately 265 employees.

We continued to focus on improving our capital structure through the third quarter of 2012.  On April 30, 2012, we completed the refinancing of $315.0 million aggregate principal amount of 11.5% senior secured notes due 2014, which were replaced with $345.0 million aggregate principal amount of 11.75% senior secured notes due 2019.  On May 4, 2012, we entered into new revolving credit facilities consisting of a $150.0 million asset-based loan facility and a $50.0 million cash-flow facility.  The revolving credit facilities, which mature on May 4, 2017 (subject to certain exceptions), replace our existing $200.0 million revolving credit facility which was scheduled to mature on August 1, 2012.  On May 11, 2012, we successfully completed exchange offers for $166.9 million aggregate principal amount of  our second priority senior secured floating rate notes due 2014 and for $157.5 million aggregate principal amount of our 11.38% senior subordinated notes due 2016.  The exchanged notes were replaced with a total of $271.6 aggregate principal amount of 11.75% secured notes due 2019.  The cumulative effect of our debt refinancings was to extend the average maturity of our debt securities and revolving credit facilities by more than two years.

Results of Operations

The following table sets forth the historical results of operations of Verso Paper and Verso Holdings for the periods indicated below.  The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and notes thereto included elsewhere in this quarterly report.  All assets, liabilities, income, expenses and cash flows presented for all periods represent those of Verso Paper’s wholly-owned subsidiary, Verso Holdings, in all material respects, except for Verso Paper’s common stock transactions and Verso Finance’s debt obligation and related financing costs and interest expense.  Unless otherwise noted, the information provided pertains to both Verso Paper and Verso Holdings.

VERSO PAPER CORP.
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Net sales	$373,004	$456,836	$1,113,561	$1,272,207
Costs and expenses:
Cost of products sold - (exclusive of depreciation, amortization,
and depletion)	301,833	375,554	962,298	1,066,562
Depreciation, amortization, and depletion	28,138	31,190	91,338	94,182
Selling, general, and administrative expenses	17,499	19,490	56,247	59,791
Restructuring and other charges	97,018	-	96,997	-
Total operating expenses	444,488	426,234	1,206,880	1,220,535
Operating income (loss)	(71,484)	30,602	(93,319)	51,672
Interest income	(3)	(12)	(7)	(79)
Interest expense	33,284	30,859	98,631	94,800
Other (income) loss, net	(21)	(44)	7,472	26,047
Loss before income taxes	(104,744)	(201)	(199,415)	(69,096)
Income tax expense (benefit)	(45)	146	(105)	144
Net loss	$(104,699)	$(347)	$(199,310)	$(69,240)

VERSO PAPER HOLDINGS LLC
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Net sales	$373,004	$456,836	$1,113,561	$1,272,207
Costs and expenses:
Cost of products sold - (exclusive of depreciation, amortization,
and depletion)	301,833	375,554	962,298	1,066,562
Depreciation, amortization, and depletion	28,138	31,190	91,338	94,182
Selling, general, and administrative expenses	17,499	19,489	56,196	59,739
Restructuring and other charges	97,018	-	96,997	-
Total operating expenses	444,488	426,233	1,206,829	1,220,483
Operating income (loss)	(71,484)	30,603	(93,268)	51,724
Interest income	(381)	(391)	(1,143)	(1,215)
Interest expense	32,043	29,757	94,953	91,572
Other (income) loss, net	(21)	(44)	7,472	25,896
Net income (loss)	$(103,125)	$1,281	$(194,550)	$(64,529)

Third Quarter of 2012 Compared to Third Quarter of 2011

Net Sales.  Net sales for the third quarter of 2012 decreased 18.4%, to $373.0 million from $456.8 million in the third quarter of 2011, led by a quarter-over-quarter decline in the price of pulp.  Additionally, total sales volume was down 14.9% compared to the third quarter of 2011, which was driven by the shutdown of three paper machines late last year and the closure of the Sartell mill in the third quarter of this year, as well as a 4.0% decrease in the average sales price per ton for all of our products.

Net sales for our coated papers segment decreased 19.7% in the third quarter of 2012 to $300.9 million from $374.5 million for the same period in 2011, due to a 17.4% decrease in paper sales volume, which was driven by the shutdown of three paper machines late last year and the closure of the Sartell mill in the third quarter of this year.  The average sales price per ton of coated paper decreased 2.8% compared to the same period last year.

Net sales for our market pulp segment decreased 13.1% in the third quarter of 2012 to $35.1 million from $40.4 million for the same period in 2011.  The average sales price per ton decreased 11.0% while sales volume decreased 2.3% compared to the third quarter of 2011.

Net sales for our other segment decreased 11.7% to $37.0 million in the third quarter of 2012 from $41.9 million in the third quarter of 2011.  This decrease was due to an 11.5% decrease in sales volume, while the sales price per ton remained flat.

Cost of sales.  Cost of sales, including depreciation, amortization, and depletion, was $329.9 million in the third quarter of 2012 compared to $406.7 million in 2011, reflecting realized cost reduction from the shutdown of three paper machines late last year and the closure of the Sartell mill in the third quarter of this year.  Our gross margin, excluding depreciation, amortization, and depletion, was 19.1% for the third quarter of 2012 compared to 17.8% for the third quarter of 2011. Depreciation, amortization, and depletion expenses were $28.1 million for the third quarter of 2012 compared to $31.2 million for the third quarter of 2011.

Selling, general, and administrative.  Selling, general, and administrative expenses were $17.6 million in the third quarter of 2012 compared to $19.5 million for the same period in 2011, primarily driven by a decrease in personnel costs.

Restructuring and other charges.  Restructuring and other charges for the third quarter of 2012 was $97.0 million, and consisted primarily of fixed asset and other impairment charges of $75.8 million and severance and benefit costs of $16.3 million related to the closure of the Sartell mill.

Interest expense.  Verso Paper’s interest expense for the third quarter of 2012 was $33.2 million compared to $30.8 million for the same period in 2011.  Verso Holdings’ interest expense was $32.0 million for the third quarter of 2012 compared to $29.7 million for the same period in 2011.

First Nine Months of 2012 Compared to First Nine Months of 2011

Net Sales.  Net sales for the nine months ended September 30, 2012, decreased 12.5% to $1,113.6 million from $1,272.2 million for the nine months ended September 30, 2011, reflecting an 8.9% decrease in total sales volume, which was driven by the shutdown of three paper machines late last year and the closure of the Sartell mill in the third quarter of this year.  Additionally, the average sales price for all of our products decreased 3.8%, led by a decline in the price of pulp.

Net sales for our coated papers segment decreased 15.1% to $889.1 million for the nine months ended September 30, 2012, from $1,046.9 million for the nine months ended September 30, 2011.  This change reflects a 13.2% decrease in paper sales volume, which was driven by the shutdown of three paper machines late last year and the closure of the Sartell mill in the third quarter of this year.  The average sales price per ton of coated paper decreased 2.1% compared to the same period last year.

Net sales for our market pulp segment decreased 7.2% to $104.2 million for the nine months ended September 30, 2012, from $112.3 million for the same period in 2011.  This decrease was due to a 12.5% decline in the average sales price per ton while sales volume increased 6.0% compared to the nine months ended September 30, 2011.

Net sales for our other segment increased 6.4% to $120.3 million for the nine months ended September 30, 2012, from $113.0 million for the nine months ended September 30, 2011.  The improvement in 2012 is due to a 9.2% increase in sales volume, reflecting the continued development of new paper product offerings for our customers.  The average sales price per ton decreased 2.5% compared to the nine months ended September 30, 2011.

Cost of sales.  Cost of sales, including depreciation, amortization, and depletion, were $1,053.6 million for the nine months ended September 30, 2012, compared to $1,160.7 million for the same period last year, reflecting realized cost reduction from the shutdown of three paper machines late last year and the closure of the Sartell mill in the third quarter of this year.  Our gross margin, excluding depreciation, amortization, and depletion, was 13.6% for the nine months ended September 30, 2012, compared to 16.2% for the nine months ended September 30, 2011, reflecting higher average sales prices during 2011.  Depreciation, amortization, and depletion expenses were $91.3 million for the nine months ended September 30, 2012, compared to $94.2 million for the nine months ended September 30, 2011.

Selling, general, and administrative.  Selling, general, and administrative expenses were $56.3 million for the nine months ended September 30, 2012, compared to $59.8 million for the same period in 2011, primarily driven by a decrease in personnel costs and other fees.

Restructuring and other charges.  Restructuring and other charges for the nine months ended September 30, 2012 was $97.0 million, and consisted primarily of fixed asset and other impairment charges of $75.8 million and severance and benefit costs of $16.3 million related to the closure of the Sartell mill.

Interest expense.  Verso Paper’s interest expense for the nine months ended September 30, 2012, was $98.6 million compared to $94.8 million for the same period in 2011.  Verso Holdings’ interest expense for the nine months ended September 30, 2012, was $94.9 million compared to $91.5 million for the same period in 2011.

Other (income) loss, net.  Verso Paper’s other loss, net for the nine months ended September 30, 2012, was $7.5 million compared to a net loss of $26.1 million for the nine months ended September 30, 2011.  Verso Holdings other loss, net for the nine months ended September 30, 2012, was $7.5 million compared to a net loss of $25.9 million for the nine months ended September 30, 2011.  Included in the results for 2012 and 2011 were losses of $8.2 million and $26.1 million, respectively, related to the early retirement of debt in connection with debt refinancing.

Reconciliation of Cash Flows from Operating Activities to Adjusted EBITDA

EBITDA consists of earnings before interest, taxes, depreciation, and amortization.  EBITDA is a measure commonly used in our industry, and we present EBITDA to enhance your understanding of our operating performance.  We use EBITDA as a way of evaluating our performance relative to that of our peers.  We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles, and ages of related assets among otherwise comparable companies.  Adjusted EBITDA is EBITDA further adjusted to eliminate the impact of certain items that we do not consider to be indicative of the performance of our ongoing operations and other pro forma adjustments permitted in calculating covenant compliance under the indentures governing our debt securities.  Adjusted EBITDA is modified to align the mark-to-market impact of derivative contracts used to economically hedge a portion of future natural gas purchases with the period in which the contracts settle.  You are encouraged to evaluate each adjustment and to consider whether the adjustment is appropriate.  In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments included in the presentation of adjusted EBITDA.   We believe that the supplemental adjustments applied in calculating Adjusted EBITDA are reasonable and appropriate to provide additional information to investors.  We also believe that Adjusted EBITDA is a useful liquidity measurement tool for assessing our ability to meet our future debt service, capital expenditures, and working capital requirements.

Because EBITDA and Adjusted EBITDA are not measurements determined in accordance with GAAP and are susceptible to varying calculations, EBITDA and Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures presented by other companies.  You should consider our EBITDA and Adjusted EBITDA in addition to, and not as a substitute for, or superior to, our operating or net income or cash flows from operating activities, which are determined in accordance with GAAP.

	Verso Paper
	Nine		Nine	Twelve
	Months	Year	Months	Months
	Ended	Ended	Ended	Ended
	September 30,	December 31,	September 30,	September 30,
(Dollars in millions)	2011	2011	2012	2012
Cash flows from operating activities	$(47.6)	$14.5	$(37.0)	$25.1
Income tax expense	0.1	0.2	(0.1)	-
Amortization of debt issuance costs	(4.0)	(5.4)	(3.9)	(5.3)
Accretion of discount on long-term debt	(3.1)	(4.1)	(1.3)	(2.3)
Loss on early extinguishment of debt, net	(26.1)	(26.1)	(8.2)	(8.2)
Restructuring and other charges	-	-	(75.7)	(75.7)
Goodwill impairment	-	(18.7)	-	(18.7)
Equity award expense	(1.8)	(2.4)	(2.3)	(2.9)
Interest income	(0.1)	(0.1)	-	-
Interest expense	94.8	126.6	98.6	130.4
Other, net	0.8	(1.3)	2.8	0.7
Changes in assets and liabilities, net	106.8	31.7	17.6	(57.5)
EBITDA	119.8	114.9	(9.5)	(14.4)
Loss on early extinguishment of debt, net(1)	26.1	26.1	8.2	8.2
Goodwill impairment(2)	-	18.7	-	18.7
Restructuring and other charges(3)	-	24.5	97.0	121.5
Hedge losses (gains) (4)	-	7.5	(3.6)	3.9
Equity award expense(5)	1.8	2.4	2.3	2.9
Other items, net(6)	7.1	8.4	4.6	5.9
Adjusted EBITDA before pro forma effects of profitability program	154.8	202.5	99.0	146.7
(1)	Represents net losses related to debt refinancing.
(2)	Represents impairment of goodwill allocated to the coated paper segment.
(3)	Represents costs associated with the shutdown of three paper machines in 2011 and the closure of the Sartell mill in 2012.
(4)	Represents unrealized losses (gains) on energy-related derivative contracts.
(5)	Represents amortization of non-cash incentive compensation.
(6)	Represents miscellaneous non-cash and other earnings adjustments.

	Verso Paper
	Nine		Nine	Twelve
	Months	Year	Months	Months
	Ended	Ended	Ended	Ended
	September 30,	December 31,	September 30,	September 30,
(Dollars in millions)	2011	2011	2012	2012
Net loss	$(69.2)	$(137.1)	$(199.3)	$(267.2)
Income tax expense	0.1	0.2	(0.1)	-
Interest expense, net	94.7	126.5	98.6	130.4
Depreciation, amortization, and depletion	94.2	125.3	91.3	122.4
EBITDA	$119.8	$114.9	$(9.5)	(14.4)

Seasonality

We are exposed to fluctuations in quarterly net sales volumes and expenses due to seasonal factors.  These seasonal factors are common in the coated paper industry.  Typically, the first two quarters are our slowest quarters due to lower demand for coated paper during this period.  Our third quarter is generally our strongest quarter, reflecting an increase in printing related to end-of-year magazines, increased end-of-year direct mailings, and holiday season catalogs.  Our working capital and accounts receivable generally peak in the third quarter, while inventory generally peaks in the second quarter in anticipation of the third quarter season.  We expect our seasonality trends to continue for the foreseeable future.

Liquidity and Capital Resources

We rely primarily upon cash flow from operations and borrowings under our revolving credit facilities to finance operations, capital expenditures, and fluctuations in debt service requirements.  As of September 30, 2012, $71.7 million was available for future borrowing under our revolving credit facilities.  We believe that our ability to manage cash flow and working capital levels, particularly inventory and accounts payable, will allow us to meet our current and future obligations, pay scheduled principal and interest payments, and provide funds for working capital, capital expenditures, and other needs of the business for at least the next twelve months.  However, no assurance can be given that we will be able to generate sufficient cash flows from operations or that future borrowings will be available under our revolving credit facilities in amounts sufficient to fund our liquidity needs.  As we focus on managing our expenses and cash flows, we continue to assess and implement, as appropriate, various earnings and expense reduction initiatives.  Management has developed a company-wide cost reduction program and expects this program to yield an additional $31 million in cost reductions and continues to search for and develop additional cost savings measures.  Of the $31 million in cost reductions, $10 million are expected to be realized in 2012 and the remaining $21 million are expected to be realized in 2013.

Verso Paper’s and Verso Holdings’ cash flows from operating, investing and financing activities, as reflected in the accompanying condensed consolidated statements of cash flows, are summarized in the following table.

	VERSO PAPER		VERSO HOLDINGS
	Nine Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Net cash provided by (used in):
Operating activities	$(36,996)	$(47,596)	$(36,945)	$(47,633)
Investing activities	(44,600)	(47,150)	(44,600)	(47,150)
Financing activities	(3,089)	(6,255)	(3,121)	(6,218)
Net change in cash and cash equivalents	$(84,685)	$(101,001)	$(84,666)	$(101,001)

Operating activities.  In the first nine months of 2012, Verso Paper’s net cash used in operating activities of $37.0 million reflects a net loss of $199.3 million adjusted for non-cash depreciation, amortization, depletion and accretion, non-cash losses on early extinguishment of debt, trademarks, inventory, and fixed asset impairment of $180.5 million and an increase in working capital of $10.7 million.  The change in working capital reflects decreases in accounts receivable, inventory, accounts payable and accrued liabilities due in part to reduced scale of operations resulting from the closure of the Sartell mill in the third quarter of 2012 and to recently improved market conditions for coated groundwood paper.

In the first nine months of 2011, Verso Paper’s net cash used in operating activities of $47.6 million reflects a net loss of $69.2 million adjusted for non-cash depreciation, amortization, depletion and accretion and non-cash losses on early extinguishment of debt of $127.4 million and an increase in working capital of $102.2 million, which was primarily due to seasonal increases in inventory and accounts receivable. Verso Holdings’ operating cash flows are the same as those of Verso Paper in all material respects.

Investing activities.  In the first nine months of 2012, Verso Paper’s net cash used in investing activities of $44.6 million includes $46.8 million in capital expenditures net of $14.7 million received from governmental grants associated with a renewable energy project at our mill in Quinnesec, Michigan.  This compares to $47.2 million of net cash used in investing activities in the first nine months of 2011, which includes $67.8 million in capital expenditures net of $21.0 million in funds transferred from cash restricted for use on the energy project at our Quinnesec mill.  Verso Holdings’ investing cash flows are the same as those of Verso Paper.

Financing activities.  In the first nine months of 2012, Verso Paper’s net cash used in financing activities was $3.1 million compared to net cash used in financing activities of $6.3 million for the first nine months of 2011.  Cash used in financing activities for the first nine months of 2012 includes a total of $355.0 million in cash payments to repurchase and retire and to redeem a total of $315.0 million aggregate principal amount of our 11.5% senior secured notes due 2014 and to exchange $166.9 million aggregate principal amount of our second priority senior secured floating rate notes due 2014 along with $157.5 million aggregate principal amount of our senior subordinated notes due 2016 for a total of $271.6 million aggregate principal amount of our 11.75% secured notes due 2019.  Cash provided by financing activities includes $35.0 million in net borrowings under our revolving credit facilities and $317.0 million in net proceeds from the issuance of long-term debt after discount, underwriting fees and issuance costs, primarily related to the issuance of $345.0 million aggregate principal amount of our 11.75% senior secured notes due 2019.

In the first nine months of 2011, Verso Paper’s net cash used in financing activities was $6.3 million, reflecting cash payments of $390.0 million to repurchase $337.1 million of our 9.13% second priority senior secured notes and $35.0 million of our 11.5% senior secured notes and pay related fees and charges, net of $383.9 million in cash received from the issuance of $396.0 million aggregate principal amount of 8.75% second priority senior secured notes net of discount, underwriting fees and issuance costs.  Verso Holdings’ financing cash flows are the same as those of Verso Paper in all material respects.

Revolving Credit Facilities.  On May 4, 2012, Verso Holdings entered into new revolving credit facilities consisting of a $150.0 million asset-based loan facility, or “ABL Facility,” and a $50.0 million cash-flow facility, or “Cash Flow Facility.”  The revolving credit facilities were used to repay the outstanding indebtedness under the existing $200.0 million revolving credit facility and will be used to provide ongoing working capital and for other general corporate purposes.  The indebtedness under the revolving credit facilities bears interest at a floating rate based on a margin over a base rate or eurocurrency rate.  As September 30, 2012, the applicable margin for advances under the ABL Facility was 1.00% for base rate advances and 2.00% for LIBOR advances, and the applicable margin for advances under the Cash Flow Facility was 3.50% for base rate advances and 4.50% for LIBOR advances.  The weighted-average interest rate on outstanding ABL Facility advances was 2.54% as of September 30, 2012.  Verso Holdings is required to pay a commitment fee to the lenders in respect of the unused commitments under the ABL Facility at an annual rate initially equal to 0.50% and thereafter either 0.375% or 0.50%, based on daily average utilization, and under the Cash Flow Facility at an annual rate of 0.625%.  The indebtedness under the revolving credit facilities is guaranteed jointly and severally by Verso Finance and each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the indebtedness and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively.  The indebtedness under the ABL Facility and related guarantees are secured by first-priority security interests, subject to permitted liens, in substantially all of Verso Holdings’, Verso Finance’s, and the subsidiary guarantors’ inventory and accounts receivable, or “ABL Priority Collateral,” and second-priority security interests, subject to permitted liens, in substantially all of their other assets, or “Notes Priority Collateral.”  The indebtedness under the Cash Flow Facility and related guarantees are secured, pari passu with the 11.75% senior secured notes due 2019 and related guarantees, by first-priority security interests in the Notes Priority Collateral and second-priority security interests in the ABL Priority Collateral.  The revolving facilities will mature on May 4, 2017, unless, on any of the dates that is 91 days prior to the earliest scheduled maturity of any of the second priority senior secured floating rate notes due 2014, the 11.38% senior subordinated notes, or the senior unsecured term loan, an aggregate principal amount in excess of $100.0 million of indebtedness under such existing second-lien notes, subordinated notes or senior unsecured term loan, as applicable, is outstanding, in which case the revolving credit facilities will mature on such earlier date.  The ABL Facility had $35.0 million outstanding, $43.3 million in letters of credit issued, and $71.7 million available for future borrowing as of September 30, 2012.  The Cash Flow Facility had no outstanding balance, no letters of credit issued, and $50.0 million available for future borrowing as of September 30, 2012.

11.5% Senior Secured Notes due 2014.  In June 2009 and January 2010, Verso Holdings issued a total of $350.0 million aggregate principal amount of 11.5% senior secured notes due 2014.  In March 2011, Verso Holdings repurchased and retired $35.0 million aggregate principal amount of the notes.  On March 21, 2012, Verso Holdings repurchased and retired $270.6 million aggregate principal amount of the notes.  On April 30, 2012, Verso Holdings redeemed the remaining outstanding $44.4 million aggregate principal amount of the notes.  Following such repurchases and redemption, there are no outstanding 11.5% senior secured notes due 2014.

11.75% Senior Secured Notes due 2019.  On March 21, 2012, Verso Holdings issued $345.0 million aggregate principal amount of 11.75% senior secured notes due 2019.  Verso Holdings used $332.0 million of net proceeds from the notes issuance, after deducting the discount, underwriting fees and offering expenses, along with $0.6 million of available cash, to repurchase and retire $270.6 million and to redeem $44.4 million aggregate principal amount of its 11.5% senior secured notes due 2014.  The notes bear interest, payable semi-annually, at the rate of 11.75% per year.  The notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively.  The indebtedness under the notes and related guarantees are secured, pari passu with the Cash Flow Facility and related guarantees, by first-priority security interests in the Notes Priority Collateral and second-priority security interests in the ABL Priority Collateral.  The notes will mature on January 15, 2019.

11.75% Secured Notes due 2019. On May 11, 2012, Verso Holdings issued $271.6 million aggregate principal amount of 11.75% secured notes due 2019.  Verso Holdings issued the notes pursuant to two separate exchange offers whereby it (a) issued $166.9 million aggregate principal amount of the notes and paid $5.0 million in cash in exchange for $166.9 million aggregate principal amount of its second priority senior secured floating rate notes due 2014 and (b) issued $104.7 million aggregate principal amount of the notes and paid $17.3 million in cash in exchange for $157.5 million aggregate principal amount of its 11.38% senior subordinated notes due 2016.  The notes bear interest, payable semi-annually, at the rate of 11.75% per year.  The notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively.  The notes and related guarantees are secured by security interests, subject to permitted liens, in substantially all of Verso Holdings’ and the guarantors’ tangible and intangible assets.  The security interests securing the notes rank junior to those securing the obligations under the ABL Facility, the Cash Flow Facility, and the 11.75% senior secured notes due 2019 and rank senior to those securing the 8.75% second priority senior secured notes due 2019.  The notes will mature on January 15, 2019.

8.75% Second Priority Senior Secured Notes due 2019.  In January and February 2011, Verso Holdings issued $360.0 million and $36.0 million, respectively, aggregate principal amount of 8.75% second priority senior secured notes due 2019.  The notes bear interest, payable semi-annually, at the rate of 8.75% per year.  The notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively.  The notes and related guarantees are secured by second-priority security interests, subject to permitted liens, in substantially all of Verso Holdings’ and the guarantors’ tangible and intangible assets, excluding securities of Verso Holdings’ affiliates.  The notes will mature on February 1, 2019.

Second Priority Senior Secured Floating Rate Notes due 2014.  In August 2006, Verso Holdings issued $250.0 million aggregate principal amount of second priority senior secured floating rate notes due 2014.  Through March 31, 2012, Verso Holdings had repurchased and retired a total of $69.8 million aggregate principal amount of the notes.  On May 11, 2012, Verso Holdings issued $166.9 million aggregate principal amount of 11.75% secured notes due 2019 and paid $5.0 million in cash in exchange for $166.9 million aggregate principal amount of the second priority senior secured floating rate notes.  Following the exchange, $13.3 million aggregate principal amount of the second priority senior secured floating rate notes remain outstanding.  The notes bear interest, payable quarterly, at a rate equal to LIBOR plus 3.75% per year.  As of September 30, 2012, the interest rate on the notes was 4.19% per year.  The notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions.  The notes will mature on August 1, 2014.

11.38% Senior Subordinated Notes due 2016.  In August 2006, Verso Holdings issued $300.0 million aggregate principal amount of 11.38% senior subordinated notes due 2016.  On May 11, 2012, Verso Holdings issued $104.7 million aggregate principal amount of 11.75% secured notes due 2019 and paid $17.3 million in cash in exchange for $157.5 million aggregate principal amount of the 11.38% senior subordinated notes.  Following the exchange, $142.5 million aggregate principal amount of the 11.38% senior subordinated notes remain outstanding.

The notes bear interest, payable semi-annually, at the rate of 11.38% per year.  The notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are unsecured senior subordinated obligations of Verso Holdings and the guarantors, respectively.  The notes will mature on August 1, 2016.

Loan from Verso Paper Finance Holdings LLC/ Verso Paper Holdings LLC.  In December 2010, Verso Quinnesec REP LLC, an indirect, wholly-owned subsidiary of Verso Holdings, entered into a financing transaction with Chase NMTC Verso Investment Fund, LLC, or the “Investment Fund,” a consolidated variable interest entity.  Under this arrangement, Verso Holdings loaned $23.3 million to Verso Finance at an interest rate of 6.5% per year and with a maturity of December 29, 2040, and Verso Finance, in turn, loaned the funds on similar terms to the Investment Fund.  The Investment Fund then contributed the loan proceeds to certain community development entities, which, in turn, loaned the funds on similar terms to Verso Quinnesec REP LLC as partial financing for the renewable energy project at our mill in Quinnesec, Michigan.

Senior Unsecured Term Loan.  Verso Finance, the parent entity of Verso Holdings, had $89.2 million outstanding on its senior unsecured term loan as of September 30, 2012.  The loan allows Verso Finance to pay interest either in cash or in kind through the accumulation of the outstanding principal amount.  The loan bears interest, payable quarterly, at a rate equal to LIBOR plus 6.25% per year on interest paid in cash and LIBOR plus 7.00% per year for interest paid in kind, or “PIK,” and added to the principal balance.  As of September 30, 2012, the weighted-average interest rate on the loan was 6.67% per year. Verso Finance elected to exercise the PIK option for $4.5 million and $4.1 million of interest payments due in the first nine months of 2012 and 2011, respectively.  The loan will mature on February 1, 2013.  As of September 30, 2012, the loan is included in Current maturities of long-term debt on the accompanying condensed consolidated balance sheet.

Covenant Compliance

The credit agreements for our revolving credit facilities and the indentures governing our notes contain affirmative covenants as well as restrictive covenants that limit our ability to, among other things, incur additional indebtedness; pay dividends or make other distributions; repurchase or redeem our stock; make investments; sell assets, including capital stock of restricted subsidiaries; enter into agreements restricting our subsidiaries’ ability to pay dividends; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; enter into transactions with our affiliates; and incur liens.  These covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.  The material covenants in the indentures that are impacted by the calculation of Adjusted EBITDA are those that govern the amount of indebtedness that Verso Holdings and its subsidiaries may incur, whether Verso Holdings may make certain dividends, distributions or payments on subordinated indebtedness, and whether Verso Holdings may merge with another company.  Although there are limited baskets for incurring indebtedness contained in the indentures, the primary means for incurring additional indebtedness under the Indentures is to have a pro forma Fixed Charge Coverage Ratio of at least 2.00 to 1.00 after the incurrence of such additional indebtedness.  This same test also applies to most dividends and other payments made in respect of Verso Holdings’ equity and subordinated indebtedness and also to whether Verso Holdings may merge with another company.  In the case of a merger, Verso Holdings may merge so long as either its Fixed Charge Coverage Ratio is at least 2.00 to 1.00 or that same ratio improves after giving pro forma effect to the merger.  If Verso Holdings were not able to meet the Fixed Charge Coverage Ratio requirement contained in these covenants, it would limit our long-term growth prospects, as it would severely hinder Verso Holdings’ ability to incur additional indebtedness for the purpose of completing acquisitions or capital improvement programs, among other things.  In addition, if the ratio test were not met, distributions by Verso Holdings to Verso Paper would also be severely restricted.   As of September 30, 2012, we were in compliance with the covenants in our debt agreements.

Critical Accounting Policies

Our accounting policies are fundamental to understanding management’s discussion and analysis of financial condition and results of operations.  Our consolidated condensed financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industry in which we operate.  The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates.  Accounting estimates are considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and different estimates reasonably could have been used in the current period, or changes in the accounting estimate are reasonably likely to occur from period to period, that would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Management believes the following critical accounting policies are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments.  These judgments about critical accounting estimates are based on information available to us as of the date of the financial statements.

Accounting standards whose application may have a significant effect on the reported results of operations and financial position, and that can require judgments by management that affect their application, include the following: ASC Topic 450, Contingencies; ASC Topic 360, Property, Plant, and Equipment; ASC Topic 350, Intangibles – Goodwill and Other; and ASC Topic 715, Compensation – Retirement Benefits.

Impairment of long-lived assets and goodwill.  Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use.

Goodwill and other intangible assets are accounted for in accordance with ASC Topic 350.  Intangible assets primarily consist of trademarks, customer-related intangible assets and patents obtained through business acquisitions.  We have identified the following trademarks as intangible assets with an indefinite life: Influence®, Liberty®, and Advocate®.  We assess goodwill and indefinite-lived intangible assets at least annually for impairment or more frequently if events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying amount.  Goodwill is evaluated at the reporting unit level and has been allocated to the coated papers segment.

In the third quarter of 2012, we completed a comprehensive assessment of the damage resulting from the fire and explosion at our paper mill in Sartell, Minnesota, and announced the decision to permanently close the mill.  As a result of the closure, we performed an interim impairment analysis of our trademarks, which resulted in an impairment charge of $3.4 million, based on a projected reduction of revenues primarily as a result of a reduction in production capacity.  We also recorded a fixed asset impairment charge of $66.8 million.  These impairment charges are included in Restructuring and other charges on our accompanying condensed consolidated statements of operations.

During 2011, based on a combination of factors, including the difficult market conditions which resulted in a decline in customer demand and excess capacity in the coated paper markets and high raw material, energy and distribution costs which have challenged the profitability of our products, we concluded that sufficient indicators existed to require us to perform an interim goodwill impairment analysis.  Upon finalizing our analysis during the fourth quarter of 2011, Verso Paper recognized a goodwill impairment charge of $18.7 million and Verso Holdings recognized a goodwill impairment charge of $10.5 million.  We had no goodwill remaining as of December 31, 2011.

Management believes that the accounting estimates associated with determining fair value as part of the impairment analysis are critical accounting estimates because estimates and assumptions are made about our future performance and cash flows.  The estimated fair value is generally determined on the basis of discounted future cash flows.  We also consider a market-based approach and a combination of both.  While management uses the best information available to estimate future performance and cash flows, future adjustments to management’s projections may be necessary if economic conditions differ substantially from the assumptions used in making the estimates.

Pension benefit obligations. We offer various pension plans to employees.  The calculation of the obligations and related expenses under these plans requires the use of actuarial valuation methods and assumptions, including the expected long-term rate of return on plan assets, discount rates, projected future compensation increases, health care cost trend rates, and mortality rates.  Actuarial valuations and assumptions used in the determination of future values of plan assets and liabilities are subject to management judgment and may differ significantly if different assumptions are used.

Contingent liabilities.  A liability is contingent if the outcome or amount is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event.  We estimate our contingent liabilities based on management’s estimates about the probability of outcomes and their ability to estimate the range of exposure.  Accounting standards require that a liability be recorded if management determines that it is probable that a loss has occurred and the loss can be reasonably estimated.  In addition, it must be probable that the loss will be confirmed by some future event.  As part of the estimation process, management is required to make assumptions about matters that are by their nature highly uncertain.

The assessment of contingent liabilities, including legal contingencies, asset retirement obligations, and environmental costs and obligations, involves the use of critical estimates, assumptions, and judgments.  Management’s estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures.  However, there can be no assurance that future events will not differ from management’s assessments.

 Recent Accounting Developments

ASC Topic 350, Intangibles – Goodwill and Other.  ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350), Testing Indefinite Lived Intangible Assets for Impairment, is intended to simplify the guidance for impairment testing of indefinite-lived intangible assets other than goodwill.  Under the new guidance, an entity will have the option to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Entities electing to perform a qualitative assessment are no longer required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. ASU No. 2012-02 is effective for annual and interim impairment tests performed in fiscal years beginning after September 15, 2012; however, early adoption is permitted. We do not expect the adoption of this guidance to have any impact on our consolidated financial statements.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from fluctuations in our paper prices, interest rates, energy prices, and commodity prices for our inputs.

Paper Prices

Our sales, which we report net of rebates, allowances, and discounts, are a function of the number of tons of paper that we sell and the price at which we sell our paper.  The coated paper industry is cyclical, which results in changes in both volume and price.  Paper prices historically have been a function of macroeconomic factors that influence supply and demand.  Price has historically been substantially more variable than volume and can change significantly over relatively short time periods.

We are primarily focused on serving two end-use segments: catalogs and magazines.  Coated paper demand is primarily driven by advertising and print media usage.  Advertising spending and magazine and catalog circulation tend to correlate with gross domestic product, or “GDP,” in the United States, as they rise with a strong economy and contract with a weak economy.

Many of our customers provide us with forecasts of their paper needs, which allows us to plan our production runs in advance, optimizing production over our integrated mill system and thereby reducing costs and increasing overall efficiency.  Generally, our sales agreements do not extend beyond the calendar year, and they typically provide for quarterly price adjustments based on market price movements.

We reach our end-users through several channels, including printers, brokers, paper merchants, and direct sales to end-users.  We sell and market our products to approximately 125 customers.  During the first nine months of 2012, Quad/Graphics, Inc. accounted for approximately 10% of our total net sales.

Interest Rates

We have issued fixed- and floating-rate debt in order to manage our variability to cash flows from interest rates.  Borrowings under the revolving credit facilities, the second priority senior secured floating rate notes due 2014, and the senior unsecured term loan accrue interest at variable rates.  A 100 basis point increase in quoted interest rates on Verso Paper’s outstanding floating-rate debt as of September 30, 2012, would increase annual interest expense by $1.4 million (of which $0.9 million is attributable to the senior unsecured term loan on which we have elected to pay interest in kind).  A 100 basis point increase in quoted interest rates on Verso Holdings’ outstanding floating-rate debt as of September 30, 2012, would increase annual interest expense by $0.5 million.  While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Derivatives

In the normal course of business, we utilize derivatives contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices and interest rates.  These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with generally accepted accounting principles.  Controls and monitoring procedures for these instruments have been established and are routinely reevaluated.  We have an Energy Risk Management Policy which was adopted by our board of directors and is monitored by an Energy Risk Management Committee composed of our senior management.  In addition, we have an Interest Rate Risk Committee which was formed to monitor our Interest Rate Risk Management Policy.  Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract.  The measure of credit exposure is the replacement cost of contracts with a positive fair value.  We manage credit risk by entering into financial instrument transactions only through approved counterparties.  Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in commodity prices or interest rates.  We manage market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken.

We do not hedge the entire exposure of our operations from commodity price volatility for a variety of reasons.  To the extent that we do not hedge against commodity price volatility, our results of operations may be affected either favorably or unfavorably by a shift in the future price curve.  As of September 30, 2012, we had net unrealized losses of $4.5 million on open commodity contracts with maturities of one to twenty-four months.  These derivative instruments involve the exchange of net cash settlements, based on changes in the price of the underlying commodity index compared to the fixed price offering, at specified intervals without the exchange of any underlying principal.  A 10% decrease in commodity prices would have a negative impact of approximately $2.0 million on the fair value of such instruments.  This quantification of exposure to market risk does not take into account the offsetting impact of changes in prices on anticipated future energy purchases.

Commodity Prices

We are subject to changes in our cost of sales caused by movements in underlying commodity prices.  The principal components of our cost of sales are chemicals, wood, energy, labor, maintenance, and depreciation, amortization, and depletion.  Costs for commodities, including chemicals, wood, and energy, are the most variable component of our cost of sales because their prices can fluctuate substantially, sometimes within a relatively short period of time.  In addition, our aggregate commodity purchases fluctuate based on the volume of paper that we produce.

Chemicals.  Chemicals utilized in the manufacturing of coated papers include latex, starch, calcium carbonate, and titanium dioxide.  We purchase these chemicals from a variety of suppliers and are not dependent on any single supplier to satisfy our chemical needs.  We expect imbalances in supply and demand to periodically create volatility in prices for certain chemicals.

Wood.  Our costs to purchase wood are affected directly by market costs of wood in our regional markets and indirectly by the effect of higher fuel costs on logging and transportation of timber to our facilities.  While we have in place fiber supply agreements that ensure a substantial portion of our wood requirements, purchases under these agreements are typically at market rates.

Energy.  We produce a large portion of our energy requirements, historically producing approximately 50% of our energy needs for our coated paper mills from sources such as waste wood and paper, hydroelectric facilities, chemicals from our pulping process, our own steam recovery boilers, and internal energy cogeneration facilities.  Our external energy purchases vary across each of our mills and include fuel oil, natural gas, coal, and electricity.  While our internal energy production capacity mitigates the volatility of our overall energy expenditures, we expect prices for energy to remain volatile for the foreseeable future and our energy costs to increase in a high energy cost environment.  As prices fluctuate, we have some ability to switch between certain energy sources in order to minimize costs.  We utilize derivative contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices.

Off-Balance Sheet Arrangements

None.

ITEM 4.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in reports that we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any disclosure controls and procedures, including the possibility of human error or the circumvention or overriding of the controls and procedures, and even effective disclosure controls and procedures can provide only reasonable assurance of achieving their objectives.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of Verso Paper’s disclosure controls and procedures as of September 30, 2012.  Based upon this evaluation, and subject to the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that Verso Paper’s disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2012.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of Verso Holdings’ disclosure controls and procedures as of September 30, 2012.  Based upon this evaluation, and subject to the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that Verso Holdings’ disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2012.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during the fiscal quarter ended September 30, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II.  OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS

We are involved from time to time in legal proceedings incidental to the conduct of our business.  We do not believe that any liability that may result from these proceedings will have a material adverse effect on our consolidated financial statements.

ITEM 1A.   RISK FACTORS

For a detailed discussion of risk factors affecting us, see “Part I – Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011.

ITEM 2.   UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Stock Repurchases under 2008 Incentive Award Plan

Participants in our 2008 Incentive Award Plan, or the “Plan,” may elect to surrender to us restricted shares of our common stock issued to them pursuant to awards granted under the Plan to satisfy the applicable federal, state, local and foreign tax withholding obligations that arise upon the vesting of their shares of restricted stock under the Plan.  Shares of restricted stock surrendered to us to meet tax withholding obligations are deemed to be repurchased pursuant to the Plan.  We repurchased shares of restricted stock to meet participants’ tax withholding obligations during the third quarter of 2012 as follows:

	Total Number
	of Shares	Average Price
Period	Purchased	Paid per Share
July 1 - July 31, 2012	-	$-
August 1 - August 31, 2012	-	-
September 1 - September 30, 2012	11,610	1.69
Total for the three months ended September 30, 2012	11,610	$1.69

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   OTHER INFORMATION

Not applicable.

ITEM 6.   EXHIBITS

The following exhibits are included with this report:

Exhibit
Number                                                                           Description

3.1	Amended and Restated Certificate of Incorporation of Verso Paper Corp.(1)

3.2	Amended and Restated Bylaws of Verso Paper Corp.(2)

3.3	Certificate of Formation, as amended, of Verso Paper Holdings LLC.(3)

3.4	Amended and Restated Limited Liability Company Agreement of Verso Paper Holdings LLC.(3)

12	Computation of Ratio of Earnings to Fixed Charges.

31.1	Certification of Principal Executive Officer of Verso Paper Corp. pursuant to Rule 13a-14(a) under Securities Exchange Act of 1934.

31.2	Certification of Principal Financial Officer of Verso Paper Corp. pursuant to Rule 13a-14(a) under Securities Exchange Act of 1934.

31.3	Certification of Principal Executive Officer of Verso Paper Holdings LLC pursuant to Rule 13a-14(a) under Securities Exchange Act of 1934.

31.4	Certification of Principal Financial Officer of Verso Paper Holdings LLC pursuant to Rule 13a-14(a) under Securities Exchange Act of 1934.

32.1	Certification of Principal Executive Officer of Verso Paper Corp. pursuant to Rule 13a-14(b) under Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.2	Certification of Principal Financial Officer of Verso Paper Corp. pursuant to Rule 13a-14(b) under Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.3
Certification of Principal Executive Officer of Verso Paper Holdings LLC pursuant to Rule 13a-14(b) under Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.4
Certification of Principal Financial Officer of Verso Paper Holdings LLC pursuant to Rule 13a-14(b) under Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)
Incorporated by reference to Amendment No. 5 to Verso Paper Corp.’s Registration Statement on Form S-1 (Registration Statement No. 333-148201), filed with the Securities and Exchange Commission (the "SEC") on May 8, 2008.

(2)	Incorporated by reference to Amendment No. 3 to Verso Paper Corp.’s Registration Statement on Form S-1 (Registration Statement No. 333-148201), filed with the SEC on April 28, 2008.

(3)	Incorporated by reference to Verso Paper Holding LLC’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 12, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2012
VERSO PAPER CORP.

	By:	/s/ David J. Paterson
David J. Paterson President and Chief Executive Officer

By:	/s/ Robert P. Mundy
Robert P. Mundy Senior Vice President and Chief Financial Officer

Date: November 13, 2012
VERSO PAPER HOLDINGS LLC

	By:	/s/ David J. Paterson
David J. Paterson President and Chief Executive Officer

By:	/s/ Robert P. Mundy
Robert P. Mundy Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

The following exhibits are included with this report:

Exhibit
Number                                                                           Description

3.1	Amended and Restated Certificate of Incorporation of Verso Paper Corp.(1)

3.2	Amended and Restated Bylaws of Verso Paper Corp.(2)

3.3	Certificate of Formation, as amended, of Verso Paper Holdings LLC.(3)

3.4	Amended and Restated Limited Liability Company Agreement of Verso Paper Holdings LLC.(3)

12	Computation of Ratio of Earnings to Fixed Charges.

31.1	Certification of Principal Executive Officer of Verso Paper Corp. pursuant to Rule 13a-14(a) under Securities Exchange Act of 1934.

31.2	Certification of Principal Financial Officer of Verso Paper Corp. pursuant to Rule 13a-14(a) under Securities Exchange Act of 1934.

31.3	Certification of Principal Executive Officer of Verso Paper Holdings LLC pursuant to Rule 13a-14(a) under Securities Exchange Act of 1934.

31.4	Certification of Principal Financial Officer of Verso Paper Holdings LLC pursuant to Rule 13a-14(a) under Securities Exchange Act of 1934.

32.1	Certification of Principal Executive Officer of Verso Paper Corp. pursuant to Rule 13a-14(b) under Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.2	Certification of Principal Financial Officer of Verso Paper Corp. pursuant to Rule 13a-14(b) under Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.3
Certification of Principal Executive Officer of Verso Paper Holdings LLC pursuant to Rule 13a-14(b) under Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.4
Certification of Principal Financial Officer of Verso Paper Holdings LLC pursuant to Rule 13a-14(b) under Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)
Incorporated by reference to Amendment No. 5 to Verso Paper Corp.’s Registration Statement on Form S-1 (Registration Statement No. 333-148201), filed with the Securities and Exchange Commission (the "SEC") on May 8, 2008.

(2)	Incorporated by reference to Amendment No. 3 to Verso Paper Corp.’s Registration Statement on Form S-1 (Registration Statement No. 333-148201), filed with the SEC on April 28, 2008.

(3)	Incorporated by reference to Verso Paper Holding LLC’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 12, 2008.